UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 23, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation Interim Report for Q3 2025
•	Interim Report for Q3 2025

1 STOCK EXCHANGE RELEASE 23 October 2025

Nokia Corporation

Interim Report

23 October 2025 at 08:00 EEST

Nokia Corporation Interim Report for Q3 2025

Strong net sales growth, well on track to achieve full year outlook

•	Q3 comparable net sales grew 9% y-o-y on a constant currency and portfolio basis (12% reported) with all business groups contributing and particularly strong growth in Optical Networks growing 19%.

•	Comparable gross margin in Q3 declined 150bps y-o-y to 44.2% (reported declined 150bps to 43.7%) as expected due to product mix in Network Infrastructure and Mobile Networks offsetting strength in Cloud and Network Services.

•	Q3 comparable operating margin decreased 220bps y-o-y to 9.0% (reported up 140bps to 5.0%). The margin would have been stable y-o-y apart from a one-time benefit in the prior year from a provision reversal.

•	Q3 comparable diluted EPS for the period of EUR 0.06; reported diluted EPS for the period of EUR 0.01.

•	Q3 free cash flow of EUR 0.4 billion, net cash balance of EUR 3.0 billion.

•	Operationally, Nokia's outlook is unchanged for full year 2025. However, a change in venture fund reporting leads to a EUR 0.1 billion revision to the operating profit.(1) As a result Nokia's comparable operating profit guidance is revised to between EUR 1.7 and 2.2 billion (was between EUR 1.6 and 2.1 billion).

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The comparative financial information has been recast accordingly. Refer to the Financial statements and the Recast financial information sections in Nokia Corporation Interim Report for Q3 2025 for more information, including full comparative financial information for each quarter Q1-Q3'24 and Q1-Q2'25.

This is a summary of the Nokia Corporation Interim Report for Q3 2025 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

JUSTIN HOTARD, PRESIDENT AND CEO, ON Q3 2025 RESULTS

In the following quote, net sales comments and growth rates are referring to comparable net sales and are on a constant currency and portfolio basis. References to margins are related to Nokia's comparable reporting.

We delivered a solid performance in Q3 with net sales growing 9% and all business groups growing.

Network Infrastructure delivered 11% net sales growth. Optical Networks grew 19%, coming largely from AI & Cloud customers. Order intake trends in Optical Networks and IP Networks remained strong with book-to-bill well above 1. Our new 800G ZR/ZR+ pluggables for data center interconnect became generally available and have started shipping to a large US customer. We are opening a second Indium Phosphide semiconductor fabrication facility in San Jose before the end of next year to support the growth opportunity we see in our optical components business. In the quarter we also announced an important strategic partnership with Nscale which will see us become a preferred networking equipment vendor for their data center buildout. In Q3, AI and Cloud customers accounted for 6% of our net sales at the group level and 14% for Network Infrastructure.

2 STOCK EXCHANGE RELEASE 23 October 2025

Cloud and Network Services delivered 13% net sales growth as operator investments in 5G Core remain strong. Our cloud-native 5G Core offering continues to gain traction, and we are gaining market share. In the first half of 2025 we took the #1 market share position in Voice Core (Dell ‘Oro excl. China). Mobile Networks delivered 4% growth and we continue to see the market stabilize. Commercially, we announced an agreement with VodafoneThree, re-entering as a major radio supplier in their network. Nokia Technologies signed several new deals in the quarter, while our annual net sales run-rate is approximately EUR 1.4 billion.

At a group level, gross margin declined 150 basis points compared to the prior year. This was due to the expected weaker software contribution in Mobile Networks, balancing the higher-than-normal contribution in Q2, and product mix effects in Network Infrastructure. Operating margin was stable year-on-year, excluding a one-time benefit seen in the prior year related to a provision reversal.

Following a strategic review, we have decided to scale down our passive venture fund investments. Therefore, we are also changing how we present these investments in our financials, they will now be within financial income and expenses instead of affecting operating profit. We may still make targeted minority investments, directly as Nokia, that can accelerate our strategy.

Looking forward, we are on track to achieve our full year outlook. The change in presentation of venture fund investments leads to a technical increase of EUR 0.1 billion to our comparable operating profit outlook which is now EUR 1.7 to 2.2 billion. We are tracking towards the midpoint of the range.

At our Capital Markets Day in New York on November 19th, we will share our strategy to unlock the full potential of our portfolio and the steps we are taking to focus the company to deliver growth and operating leverage. The AI supercycle is accelerating demand for providers of advanced and trusted connectivity. Nokia is uniquely positioned to be a leader in this market.

Justin Hotard

President and CEO

3 STOCK EXCHANGE RELEASE 23 October 2025

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'25	Q3'24	YoY change		Q1-Q3'25	Q1-Q3'24	YoY change
Reported results
Net sales	4 828	4 326	12%		13 764	13 236	4%
Gross margin %	43.7%	45.2%	(150	)bps	42.9%	46.1%	(320	)bps
Research and development expenses	(1 174)	(1 116)	5%		(3 479)	(3 376)	3%
Selling, general and administrative expenses(1)	(729)	(688)	6%		(2 193)	(2 088)	5%
Operating profit(1)	239	278	(14)%		345	1 109	(69)%
Operating margin %(1)	5.0%	6.4%	(140	)bps	2.5%	8.4%	(590	)bps
Profit from continuing operations	80	145	(45)%		103	965	(89)%
Profit/(loss) from discontinued operations	—	31			13	(494)
Profit for the period	80	175	(54)%		116	471	(75)%
EPS for the period, diluted	0.01	0.03	(67)%		0.02	0.08	(75)%
Net cash and interest-bearing financial investments	3 001	5 460	(45)%		3 001	5 460	(45)%
Comparable results
Net sales	4 833	4 326	12%		13 774	13 236	4%
Constant currency and portfolio YoY change(2)			9%				2%
Gross margin %	44.2%	45.7%	(150	)bps	43.7%	47.0%	(330	)bps
Research and development expenses	(1 122)	(1 029)	9%		(3 363)	(3 169)	6%
Selling, general and administrative expenses(1)	(610)	(587)	4%		(1 800)	(1 773)	2%
Operating profit(1)	435	485	(10)%		966	1 498	(36)%
Operating margin %(1)	9.0%	11.2%	(220	)bps	7.0%	11.3%	(430	)bps
Profit for the period	324	358	(9)%		713	1 198	(40)%
EPS for the period, diluted	0.06	0.06	0%		0.13	0.21	(38)%

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24
Net sales	1 953	1 525	1 842	1 854	645	595	391	352	4	3
YoY change	28%		(1)%		8%		11%		33%
Constant currency and portfolio YoY change(2)	11%		4%		13%		14%		33%
Gross margin %	40.2%	42.1%	34.8%	38.5%	49.0%	45.2%	100.0%	100.0%
Operating profit/(loss)(1)	139	180	12	101	77	56	296	242	(89)	(94)
Operating margin %	7.1%	11.8%	0.7%	5.4%	11.9%	9.4%	75.7%	68.8%

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The comparative financial information has been recast accordingly. Refer to the Financial statements and the Recast financial information sections in Nokia Corporation Interim Report for Q3 2025 for more information, including full comparative financial information for each quarter Q1-Q3'24 and Q1-Q2'25.

(2) This metric provides additional information on the growth of the business and adjusts for both currency impacts and portfolio changes. The full definition is provided in the Alternative performance measures section in Nokia Corporation Interim Report for Q3 2025.

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 29 April 2025, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2024. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason.

4 STOCK EXCHANGE RELEASE 23 October 2025

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.03 per share.

OUTLOOK

Full Year 2025
Comparable operating profit(1,2)	EUR 1.7 billion to EUR 2.2 billion (technical revision from EUR 1.6 billion to 2.1 billion)
Free cash flow(1)	50% to 80% conversion from comparable operating profit

1Please refer to Alternative performance measures section in Nokia Corporation Interim Report for Q3 2025 for a full explanation of how these terms are defined.

2Outlook is based on a EUR:USD rate of 1.17 for the remainder of the year.

Operationally, Nokia's outlook is unchanged for full year 2025. However, a change in venture fund reporting (refer to section Additional Topics below for further details) revises the operating profit outlook by EUR 0.1 billion. As a result Nokia's comparable operating profit guidance is now between EUR 1.7 and 2.2 billion (was between EUR 1.6 and 2.1 billion).

The outlook and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook.

	Full year 2025	Comment
Net sales assumptions

Normal seasonality in net sales excluding Nokia Technologies, would imply an increase of 22% sequentially in Q4. Considering recent strong order trends, Nokia currently assumes Q4 will be slightly above normal seasonality in terms of sequential growth.

For the full year, Nokia continues to assume strong growth in Network Infrastructure, growth in Cloud and Network Services and largely stable net sales in Mobile Networks on a constant currency and portfolio basis. In Nokia Technologies we expect approximately EUR 1.1 billion in operating profit.

Group Common and Other operating expenses	Approximately EUR 350 million (update)
Comparable financial income and expenses	Positive EUR 0 to 100 million (update)	Updated to now include impact of venture fund investments
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 500 million
Capital expenditures	EUR 650 million
Recurring gross cost savings	EUR 450 million (update)	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated cash outflows	EUR 350 million (update)	Related to ongoing cost savings program and not including Infinera-related synergies

5 STOCK EXCHANGE RELEASE 23 October 2025

ADDITIONAL TOPICS

Venture fund investment activities reporting

In Q3 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views passive venture fund investments as having a significant role in the company's strategy and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other. The comparative financial information for each quarter Q1-Q3 2024 and Q1-Q2 2025 has been recast accordingly.

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
•	Changes in customer network investments related to their ability to monetize the network;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;
•	Disturbance in the global supply chain;
•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates;
•	Potential economic impact and disruption of global pandemics;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new, renewed and existing patent licensing agreements with licensees;
•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
•	The outcomes of on-going and potential disputes and litigation;
•	Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well the risk factors specified under Forward-looking statements of this release, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

6 STOCK EXCHANGE RELEASE 23 October 2025

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

•	Nokia's webcast will begin on 23 October 2025 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.
•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.
•	A link to the webcast will be available at www.nokia.com/financials.
•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its fourth quarter and full year 2025 results on 29 January 2026.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs, which is celebrating 100 years of innovation.

7 STOCK EXCHANGE RELEASE 23 October 2025

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

Interim Report for Q3 2025

Strong net sales growth, well on track to achieve full year outlook

- Q3 comparable net sales grew 9% y-o-y on a constant currency and portfolio basis (+12% reported) with all business groups contributing and particularly strong growth in Optical Networks growing 19%.
- Comparable gross margin in Q3 declined 150bps y-o-y to 44.2% (reported declined 150bps to 43.7%) as expected due to product mix in Network Infrastructure and Mobile Networks offsetting strength in Cloud and Network Services.
- Q3 comparable operating margin decreased 220bps y-o-y to 9.0% (reported down 140bps to 5.0%). The margin would have been stable y-o-y apart from a one-time benefit in the prior year from a provision reversal.
- Q3 comparable diluted EPS for the period of EUR 0.06; reported diluted EPS for the period of EUR 0.01.
- Q3 free cash flow of EUR 0.4 billion, net cash balance of EUR 3.0 billion.
- Operationally, Nokia's outlook is unchanged for full year 2025. However, a change in venture fund reporting leads to a EUR 0.1 billion revision to the operating profit.(1) As a result Nokia's comparable operating profit guidance is revised to between EUR 1.7 and 2.2 billion (was between EUR 1.6 and 2.1 billion).

EUR million (except for EPS in EUR)	Q3'25	Q3'24	YoY change	Q1-Q3'25	Q1-Q3'24	YoY change
Reported results						
Net sales	4 828	4 326	12%	13 764	13 236	4%
Gross margin %	43.7%	45.2%	(150)bps	42.9%	46.1%	(320)bps
Research and development expenses	(1 174)	(1 116)	5%	(3 479)	(3 376)	3%
Selling, general and administrative expenses(1)	(729)	(688)	6%	(2 193)	(2 088)	5%
Operating profit(1)	239	278	(14)%	345	1 109	(69)%
Operating margin %(1)	5.0%	6.4%	(140)bps	2.5%	8.4%	(590)bps
Profit from continuing operations	80	145	(45)%	103	965	(89)%
Profit/(loss) from discontinued operations	—	31		13	(494)	
Profit for the period	80	175	(54)%	116	471	(75)%
EPS for the period, diluted	0.01	0.03	(67)%	0.02	0.08	(75)%
Net cash and interest-bearing financial investments	3 001	5 460	(45)%	3 001	5 460	(45)%
Comparable results						
Net sales	4 833	4 326	12%	13 774	13 236	4%
Constant currency and portfolio YoY change(2)			9%			2%
Gross margin %	44.2%	45.7%	(150)bps	43.7%	47.0%	(330)bps
Research and development expenses	(1 122)	(1 029)	9%	(3 363)	(3 169)	6%
Selling, general and administrative expenses(1)	(610)	(587)	4%	(1 800)	(1 773)	2%
Operating profit(1)	435	485	(10)%	966	1 498	(36)%
Operating margin %(1)	9.0%	11.2%	(220)bps	7.0%	11.3%	(430)bps
Profit for the period	324	358	(9)%	713	1 198	(40)%
EPS for the period, diluted	0.06	0.06	0%	0.13	0.21	(38)%

	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other	
EUR million	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24	Q3'25	Q3'24
Net sales	1 953	1 525	1 842	1 854	645	595	391	352	4	3
YoY change	28%		(1)%		8%		11%		33%	
Constant currency and portfolio YoY change(2)	11%		4%		13%		14%		33%	
Gross margin %	40.2%	42.1%	34.8%	38.5%	49.0%	45.2%	100.0%	100.0%		
Operating profit/(loss)(1)	139	180	12	101	77	56	296	242	(89)	(94)
Operating margin %	7.1%	11.8%	0.7%	5.4%	11.9%	9.4%	75.7%	68.8%		

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The comparative financial information has been recast accordingly. Refer to the Financial statements and the Recast financial information sections for more information, including full comparative financial information for each quarter Q1-Q3'24 and Q1-Q2'25.

(2) This metric provides additional information on the growth of the business and adjusts for both currency impacts and portfolio changes. The full definition is provided in the Alternative performance measures section in this report.

23 October 2025 1

CEO Commentary In the following quote, net sales comments and growth rates are referring to comparable net sales and are on a constant currency and portfolio basis. References to margins are related to Nokia's comparable reporting. We delivered a solid performance in Q3 with net sales growing 9% and all business groups growing. Network Infrastructure delivered 11% net sales growth. Optical Networks grew 19%, coming largely from AI & Cloud customers. Order intake trends in Optical Networks and IP Networks remained strong with book-to-bill well above 1. Our new 800G ZR/ZR+ pluggables for data center interconnect became generally available and have started shipping to a large US customer. We are opening a second Indium Phosphide semiconductor fabrication facility in San Jose before the end of next year to support the growth opportunity we see in our optical components business. In the quarter we also announced an important strategic partnership with Nscale which will see us become a preferred networking equipment vendor for their data center buildout. In Q3, AI and Cloud customers accounted for 6% of our net sales at the group level and 14% for Network Infrastructure. Cloud and Network Services delivered 13% net sales growth as operator investments in 5G Core remain strong. Our cloud-native 5G Core offering continues to gain traction, and we are gaining market share. In the first half of 2025 we took the #1 market share position in Voice Core (Dell ‘Oro excl. China). Mobile Networks delivered 4% growth and we continue to see the market stabilize. Commercially, we announced an agreement with VodafoneThree, re-entering as a major radio supplier in their network. Nokia Technologies signed several new deals in the quarter, while our annual net sales run-rate is approximately EUR 1.4 billion. At a group level, gross margin declined 150 basis points compared to the prior year. This was due to the expected weaker software contribution in Mobile Networks, balancing the higher-than-normal contribution in Q2, and product mix effects in Network Infrastructure. Operating margin was stable year-on-year, excluding a one-time benefit seen in the prior year related to a provision reversal. Following a strategic review, we have decided to scale down our passive venture fund investments. Therefore, we are also changing how we present these investments in our financials, they will now be within financial income and expenses instead of affecting operating profit. We may still make targeted minority investments, directly as Nokia, that can accelerate our strategy. Looking forward, we are on track to achieve our full year outlook. The change in presentation of venture fund investments leads to a technical increase of EUR 0.1 billion to our comparable operating profit outlook which is now EUR 1.7 to 2.2 billion. We are tracking towards the midpoint of the range. At our Capital Markets Day in New York on November 19th, we will share our strategy to unlock the full potential of our portfolio and the steps we are taking to focus the company to deliver growth and operating leverage. The AI supercycle is accelerating demand for providers of advanced and trusted connectivity. Nokia is uniquely positioned to be a leader in this market. Justin Hotard President and CEO 23 October 2025 2

NOKIA

Outlook

	Full Year 2025
Comparable operating profit[1,2]	EUR 1.7 billion to EUR 2.2 billion (technical revision from EUR 1.6 billion to 2.1 billion)
Free cash flow[1]	50% to 80% conversion from comparable operating profit

(1) Please refer to Alternative performance measures section in this report for a full explanation of how these terms are defined.
(2) Outlook is based on a EUR:USD rate of 1.17 for the remainder of the year.

Operationally, Nokia's outlook is unchanged for full year 2025. However, a change in venture fund reporting (explained on page 4) revises the operating profit outlook by EUR 0.1 billion. As a result Nokia's comparable operating profit guidance is now between EUR 1.7 and 2.2 billion (was between EUR 1.6 and 2.1 billion).

The outlook and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this report.

Along with Nokia's official outlook targets provided above, Nokia provides the below additional assumptions that support the group level financial outlook.

	Full year 2025	Comment
Net sales assumptions		Normal seasonality in net sales excluding Nokia Technologies, would imply an increase of 22% sequentially in Q4. Considering recent strong order trends, Nokia currently assumes Q4 will be slightly above normal seasonality in terms of sequential growth. For the full year, Nokia continues to assume strong growth in Network Infrastructure, growth in Cloud and Network Services and largely stable net sales in Mobile Networks on a constant currency and portfolio basis. In Nokia Technologies we expect approximately EUR 1.1 billion in operating profit.
Group Common and Other operating expenses	Approximately EUR 350 million (update)	
Comparable financial income and expenses	Positive EUR 0 to 100 million (update)	Updated to now include impact of venture fund investments
Comparable income tax rate	~25%	
Cash outflows related to income taxes	EUR 500 million	
Capital expenditures	EUR 650 million	
Recurring gross cost savings	EUR 450 million (update)	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated charges related to cost savings programs	EUR 250 million	Related to ongoing cost savings program and not including Infinera-related synergies
Restructuring and associated cash outflows	EUR 350 million (update)	Related to ongoing cost savings program and not including Infinera-related synergies

Shareholder distribution

Dividend

Under the authorization by the Annual General Meeting held on 29 April 2025, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.14 per share to be paid in respect of financial year 2024. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period unless the Board decides otherwise for a justified reason.

On 23 October 2025, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 28 October 2025 and the dividend will be paid on 6 November 2025. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board's remaining distribution authorization is a maximum of EUR 0.03 per share.

23 October 2025 3

Financial Results Q3 2025 compared to Q3 2024 Net sales In Q3 2025, reported net sales increased 12% due to the factors discussed in the next paragraph along with the acquisition of Infinera that was partially offset by foreign exchange rate fluctuations. On a constant currency and portfolio basis, Nokia's comparable net sales increased 9%, driven by Network Infrastructure growth of 11%. Network Infrastructure grew in all business units, particularly in Optical Networks. Mobile Networks grew 4% with strength in radio access networks. Cloud and Network Services grew 13%, reflecting strength in core networks. Nokia Technologies net sales grew 14% reflecting new deals signed in Q3 2025. Gross margin Reported gross margin decreased 150 basis points to 43.7% in Q3 2025 and comparable gross margin decreased 150 basis points to 44.2%. The decrease in gross margin reflected lower gross margin in Mobile Networks and Network Infrastructure related to product mix, partially offset by strength in Cloud and Network Services. Operating profit and margin Reported operating profit in Q3 2025 was EUR 239 million, or 5.0% of net sales, down from 6.4% in Q3 2024. Comparable operating profit decreased 10% to EUR 435 million and comparable operating margin was 9.0%, down from 11.2% in Q3 2024. Operating expenses increased due to the Infinera acquisition and were partially offset by cost reductions in Mobile Networks. Net negative fluctuation in other operating income and expenses reflected mainly the absence of reversal of loss allowances which benefited Q3 2024. The decline in both operating profit and operating margin was primarily related to the lower other operating income contribution. The impact of hedging in Q3 2025 was positive EUR 39 million, compared to a negative impact of EUR 5 million in Q3 2024. In Q3 2025, the difference between reported and comparable operating profit was primarily driven by the amortization and depreciation of acquired intangible assets and property, plant and equipment of EUR 115 million, EUR 44 million of restructuring and associated charges and EUR 25 million related to the release of acquisition-related fair value adjustments to deferred revenue and inventory. In Q3 2024, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets of EUR 79 million, EUR 70 million of restructuring and associated charges and EUR 58 million related to the impairment and write-off of assets. Profit from continuing operations Reported profit from continuing operations in Q3 2025 was EUR 80 million, compared to a profit of EUR 145 million in Q3 2024. Comparable profit from continuing operations in Q3 2025 was EUR 324 million, compared to EUR 358 million in Q3 2024. The decrease in comparable profit from continuing operations was driven by the decline in comparable operating profit and increase in income tax expense. This was partially offset by the positive impact from financial income and expenses. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in Q3 2025 was mainly due to a negative impact from an increase in the financial liability to acquire non-controlling interest in Nokia Shanghai Bell. In Q3 2024, the difference between reported and comparable profit from continuing operations was mainly due to the fair value reduction of equity investments related to Vodafone Idea. Profit/loss from discontinued operations The accounting for Submarine Networks was moved into discontinued operations in Q2 2024. Reported profit from discontinued operations in Q3 2025 was zero compared to a profit of EUR 31 million in Q3 2024. Earnings per share Reported diluted EPS from continuing operations was EUR 0.01 in Q3 2025, compared to EUR 0.03 in Q3 2024. Comparable diluted EPS from continuing operations was EUR 0.06 in Q3 2025, compared to EUR 0.06 in Q3 2024. Reported diluted EPS from discontinued operations was EUR 0.00 in Q3 2025 compared to EUR 0.01 in Q3 2024. Reported diluted EPS was EUR 0.01 in Q3 2025, compared to EUR 0.03 in Q3 2024. Comparable diluted EPS was EUR 0.06 in Q3 2025 compared to EUR 0.06 in Q3 2024. Cash performance During Q3 2025, net cash increased by EUR 122 million, resulting in an end-of-quarter net cash balance of EUR 3 001 million. Total cash increased by EUR 85 million sequentially to EUR 6 055 million. Free cash flow was positive EUR 429 million in Q3 2025. Additional topics Venture fund investment activities reporting In Q3 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views passive venture fund investments as having a significant role in the company's strategy and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other. The comparative financial information for each quarter Q1-Q3 2024 and Q1-Q2 2025 has been recast accordingly. 23 October 2025 4

Segment Details

Network Infrastructure

EUR million	Q3'25	Q3'24	YoY change	Constant currency and portfolio YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency and portfolio YoY change
Net sales	1 953	1 525	28%	11%	5 579	4 486	24%	10%
IP Networks	578	581	(1)%	4%	1 811	1 760	3%	6%
Optical Networks	782	366	114%	19%	2 037	1 115	83%	13%
Fixed Networks	594	578	3%	8%	1 731	1 611	7%	10%
Gross profit	786	642	22%		2 212	1 815	22%	
Gross margin %	40.2%	42.1%	(190)bps		39.6%	40.5%	(90)bps	
Operating profit	139	180	(23)%		383	363	6%	
Operating margin %	7.1%	11.8%	(470)bps		6.9%	8.1%	(120)bps	
Adjusted free cash flow	150	290	(48)%		480	181	165%	
Continuing operations	150	311	(52)%		480	215	123%	
Discontinued operations[1]	—	(21)			—	(34)		
Net sales by region								
Americas	930	658	41%	12%	2 511	1 865	35%	11%
APAC	432	336	29%	25%	1 237	937	32%	28%
EMEA	591	531	11%	0%	1 832	1 685	9%	(1)%

(1) Comprises Submarine Networks business which has been presented as discontinued operation beginning from the second quarter of 2024.

Network Infrastructure **net sales** increased 28% on a reported basis and 11% on a constant currency and portfolio basis, reflecting growth across each of the business units. Third quarter 2025 reported net sales benefited from the acquisition of Infinera.

IP Networks net sales increased 4% on a constant currency basis, as growth with CSP customers was complemented by continued traction with AI & Cloud customers. On a regional basis, we saw strength in North America, while in Europe net sales decreased.

Optical Networks net sales grew 19% on a constant currency and portfolio basis. Underlying demand trends remained particularly strong in Optical Networks. The growth reflected strength in North America, both with CSP customers and AI & Cloud. Optical Networks saw continued success in the AI & Cloud market with significant order intake growth in the quarter.

Fixed Networks net sales increased 8% on a constant currency basis. Strong performance in APAC continued, mainly driven by fixed wireless access deployments in India. The increase in APAC was partially offset by decreases in other regions.

Gross profit improved year-on-year, primarily driven by higher net sales and the inclusion of Infinera. **Gross margin** decreased, mainly due to IP Networks and Fixed Networks, partially offset by Optical Networks.

Operating profit decreased year-on-year, reflecting higher operating expenses related to the Infinera acquisition and R&D investments to drive future growth opportunities, as well as higher variable pay accruals. This was partially offset by higher gross profit. Operating margin declined due to the lower gross margin and higher operating expense intensity.

The consolidation of Infinera had an EUR 17 million positive impact on Network Infrastructure's operating profit in the quarter.

Adjusted free cash flow in the third quarter was EUR 150 million, mainly reflecting the operating profit and inflow from net working capital related to an increase in liabilities and decrease in inventories, partially offset by an increase in receivables.

23 October 2025 5

Mobile Networks

EUR million	Q3'25	Q3'24	YoY change	Constant currency YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency YoY change
Net sales	1 842	1 854	(1)%	4%	5 303	5 614	(6)%	(3)%
Gross profit	641	713	(10)%		1 887	2 268	(17)%	
Gross margin %	34.8%	38.5%	(370)bps		35.6%	40.4%	(480)bps	
Operating profit/(loss)	12	101	(88)%		(64)	251	(126)%	
Operating margin %	0.7%	5.4%	(470)bps		(1.2)%	4.5%	(570)bps	
Adjusted free cash flow	71	396	(82)%		491	1 774	(72%)	
Net sales by region								
Americas	492	521	(6)%	0%	1 519	1 650	(8)%	(5)%
APAC	629	606	4%	11%	1 661	1 783	(7)%	(3)%
EMEA	722	727	(1)%	2%	2 122	2 181	(3)%	(1)%

Mobile Networks **net sales** decreased 1% on a reported basis and increased 4% on a constant currency basis.

The increase in net sales in constant currency was primarily driven by APAC. Vietnam grew strongly while India also grew in the quarter whereas Greater China declined. There was growth in EMEA driven by Middle East and Africa. This was partially offset by declines in Europe. Americas net sales was stable.

Both **Gross Profit** and **Gross Margin** declined as expected due to a weaker software contribution in the quarter.

Operating profit and **operating margin** were lower year-on-year in Q3 2025. The operating profit decline reflected the decline in gross profit. Other operating income decreased, as the year ago quarter benefited from the reversal of a loss allowance, offsetting a reduction in operating expenses from the continuing cost savings program.

Adjusted free cash flow in the third quarter was EUR 71 million mainly reflecting the operating profit and inflow from net working capital with lower inventories. Receivables increase was offset by an increase in liabilities.

Cloud and Network Services

EUR million	Q3'25	Q3'24	YoY change	Constant currency and portfolio YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency and portfolio YoY change
Net sales	645	595	8%	13%	1 769	1 649	7%	12%
Gross profit	316	269	17%		814	674	21%	
Gross margin %	49.0%	45.2%	380bps		46.0%	40.9%	510bps	
Operating profit/(loss)	77	56	38%		100	(16)	(725)%	
Operating margin %	11.9%	9.4%	250bps		5.7%	(1.0)%	670bps	
Adjusted free cash flow	81	59	37%		267	63	324%	
Net sales by region								
Americas	296	259	14%	21%	744	683	9%	15%
APAC	115	113	2%	9%	362	344	5%	10%
EMEA	234	223	5%	6%	663	621	7%	9%

Cloud and Network Services **net sales** increased 8% on a reported basis, and 13% on a constant currency. The growth was broad-based in the business group and particularly in Core Networks.

From a regional perspective, Cloud and Network Services saw broad based net sales growth on a constant currency basis. In the Americas, there was strong growth in North America with a slight decline in Latin America. APAC also grew, primarily outside of Greater China. EMEA showed modest increases in both Europe and Middle East and Africa.

Gross profit and gross margin increased, the latter by 380bps year-on-year which was driven by improving services and care delivery costs and leverage from the growth in net sales.

Both **operating profit** and **operating margin** improved year-on-year, mainly reflecting the increased gross profit. This was partially offset by a slight increase in operating expenses and lower other operating income.

Adjusted free cash flow in the third quarter was EUR 81 million mainly reflecting the operating profit, which was partly offset by outflows from net working capital related to an decrease in liabilities and increase in receivables, partially offset by a decrease in inventories.

23 October 2025 6

NOKIA

Nokia Technologies

EUR million	Q3'25	Q3'24	YoY change	Constant currency YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency YoY change
Net sales	391	352	11%	14%	1 118	1 464	(24)%	(22)%
Gross profit	391	352	11%		1 118	1 464	(24)%	
Gross margin %	100.0%	100.0%	0bps		100.0%	100.0%	0bps	
Operating profit	296	242	22%		810	1 158	(30)%	
Operating margin %	75.7%	68.8%	690bps		72.5%	79.1%	(660)bps	
Adjusted free cash flow	374	84	345%		807	695	16%	

Nokia Technologies **net sales** increased 11% on a reported basis and 14% on a constant currency basis. The growth was mainly a result from catch up net sales related to agreements signed during the quarter. Nokia Technologies continues to make good progress in expanding to growth areas such as automotive, consumer electronics, IoT and multimedia.

Nokia Technologies annual net sales run-rate remained approximately EUR 1.4 billion in the third quarter.

The increase in **operating profit** reflected higher gross profit, positive hedging results and lower operating expenses from lower litigation expenses which were somewhat offset by continued R&D investments.

Adjusted free cash flow in the third quarter was EUR 374 million, resulting from Nokia Technologies operating profit as well as payments received in the quarter. Cash flow is expected to align more closely with operating profit through 2025 and onwards.

Group Common and Other

EUR million	Q3'25	Q3'24	YoY change	Constant currency YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency YoY change
Net sales	4	3	33%	33%	11	29	(62)%	(62)%
Gross loss	—	(1)			(6)	(2)		
Operating loss[1]	(89)	(94)			(264)	(258)		
Adjusted free cash flow	(153)	(123)			(483)	(395)		

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The comparative financial information has been recast accordingly. Refer to the Financial statement and the Recast financial information sections for more information.

Group Common and Other **net sales** increased by EUR 1 million.

The decrease in **operating loss** was driven by lower R&D expenses.

Adjusted free cash flow in the third quarter was negative EUR 153 million, largely reflecting the operating result and a decrease in liabilities within net working capital.

23 October 2025 7

Net sales by region

EUR million	Q3'25	Q3'24	YoY change	Constant currency and portfolio YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency and portfolio YoY change
Americas	**1 715**	**1 438**	**19%**	**10%**	**4 773**	**4 199**	**14%**	**6%**
Latin America	201	222	(9)%	(10)%	540	608	(11)%	(13)%
North America	1 514	1 216	25%	13%	4 233	3 590	18%	9%
APAC	**1 176**	**1 057**	**11%**	**15%**	**3 259**	**3 073**	**6%**	**8%**
Greater China	225	258	(13)%	(11)%	661	796	(17)%	(15)%
India	369	316	17%	24%	1 142	911	25%	30%
Rest of APAC	582	482	21%	23%	1 456	1 367	7%	7%
EMEA	**1 936**	**1 832**	**6%**	**4%**	**5 733**	**5 965**	**(4)%**	**(6)%**
Europe	1 460	1 363	7%	4%	4 362	4 565	(4)%	(7)%
Middle East & Africa	476	469	1%	3%	1 371	1 400	(2)%	(1)%
Total	**4 828**	**4 326**	**12%**	**9%**	**13 764**	**13 236**	**4%**	**2%**

The table above provides net sales information for the group based on three geographical areas and their sub-regions. Reported changes are disclosed in the table above. The regional commentary below focuses on discussing on a constant currency and portfolio basis.

The net sales growth in the **Americas** was driven by strong growth in Network Infrastructure and Cloud and Network Services in North America, whilst Mobile Networks net sales was flat. Latin America saw a decline in Network Infrastructure.

Net sales in **APAC** grew in the third quarter. In the Rest of APAC, there was strong growth across all business groups. Growth in India was driven by Network Infrastructure with some growth in Mobile Networks also. Greater China saw declines mainly in Mobile Networks.

EMEA net sales grew in the third quarter. In Europe growth was driven by Nokia Technologies which is fully reported in Europe. Network Infrastructure and Cloud and Network Services grew whereas Mobile Networks declined. Middle East and Africa net sales increased driven by Mobile Networks and partially offset by a decline in Network Infrastructure.

Net sales by customer type

EUR million	Q3'25	Q3'24	YoY change	Constant currency and portfolio YoY change	Q1-Q3'25	Q1-Q3'24	YoY change	Constant currency and portfolio YoY change
Communications service providers (CSP)	**3 687**	3 442	7%	7%	**10 577**	10 257	3%	2%
Enterprise	**748**	532	41%	12%	**2 070**	1 491	39%	18%
Licensees	**391**	352	11%	14%	**1 118**	1 464	(24)%	(22)%
Other[(1)]	**2**	—			**—**	23		
Total	**4 828**	4 326	12%	9%	**13 764**	13 236	4%	2%

(1) 2025 includes eliminations of inter-segment revenues, unallocated items and certain other items. 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

Net sales to CSPs increased 7% on a constant currency and portfolio basis in Q3 2025 with growth in all business groups.

Enterprise net sales increased 12% on a constant currency and portfolio basis in Q3 2025, with growth in AI & Cloud. This was particularly evident in Optical Networks within Network Infrastructure. Nokia continues to expand its presence in private wireless, now with 960 customers.

For a discussion on net sales to Licensees, please refer to the Nokia Technologies section of this report.

23 October 2025 8

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q3'25	Q3'24	YoY change	Q1-Q3'25	Q1-Q3'24	YoY change
Reported operating profit	239	278	(14)%	345	1 109	(69)%
Amortization and depreciation of acquired intangible assets and property, plant and equipment	115	79		330	235	
Restructuring and associated charges	44	70		178	323	
Release of acquisition-related fair value adjustments to deferred revenue and inventory	25	—		83	—	
Transaction and related costs, including integration costs	10	1		23	1	
Impairment and write-off of assets, net of reversals	2	58		4	83	
Divestment of businesses	1	—		3	(67)	
Divestment of associates	—	—		—	(186)	
Comparable operating profit	435	485	(10)%	966	1 498	(36)%

The comparable operating profit that Nokia discloses is intended to provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration.

In Q3 2025, the main adjustments related to the amortization of acquired intangible assets and property, plant and equipment which is primarily related to purchase price allocation of the Alcatel-Lucent and Infinera acquisitions, restructuring charges which are part of the on-going restructuring program and the release of Infinera acquisition-related fair value adjustments to deferred revenue and inventory.

23 October 2025 9

Cash and cash flow in Q3 2025

EUR billion



Operating
Investing
Financing
2.88
0.64
(0.09)
0.15
(0.07)
(0.02)
(0.17)
(0.06)
0.01
(0.22)
(0.05)
3.00
Q2'25 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Other financial assets
Sale of fixed assets
Dividend
Lease payments
Q3'25 net cash

EUR million, at end of period	Q3'25	Q2'25	QoQ change	Q4'24	YTD change
Total cash and interest-bearing financial investments	6 055	5 970	1%	8 741	(31)%
Net cash and interest-bearing financial investments[1]	3 001	2 879	4%	4 854	(38)%

(1) Net cash and interest-bearing financial investments does not include lease liabilities. For details, please refer to the Alternative performance measures section in this report.

The cash flow descriptions below include cash flows from both continuing operations and discontinued operations.

Free cash flow

During Q3 2025, Nokia's free cash flow was positive EUR 429 million, as comparable operating profit was partially offset by capital expenditures and restructuring.

Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 635 million.
- The cash inflow related to net working capital in the quarter was approximately EUR 60 million. There was approximately EUR 90 million cash outflow related to restructuring and associated items from the current and previous cost savings programs. The balance of EUR 150 million cash inflow can be broken down as follows:
  - The increase in receivables was approximately EUR 350 million.
  - The decrease in inventories was approximately EUR 60 million.
  - The increase in liabilities was approximately EUR 440 million mainly related to an increase in contract liabilities, liabilities related to incentive payments and accounts payable.
- An outflow related to cash taxes of approximately EUR 70 million.
- An outflow related to net interest of approximately EUR 20 million.

Net cash from investing activities

- Net cash used in investing activities was due primarily to the outflows related to capital expenditures of approximately EUR 170 million, outflow related to other financial assets of approximately EUR 60 million. This was partially offset by an inflow of approximately EUR 10 million from sale of fixed assets.

Net cash from financing activities

- Net cash used in financing activities was related primarily to dividend payments of approximately EUR 220 million and lease payments of approximately EUR 50 million.

Change in total cash and net cash

In Q3 2025, the approximately EUR 40 million difference between the change in total cash and net cash was primarily due to the net impact of the repayment of debt.

23 October 2025

10

January-September 2025 compared to January-September 2024 Net sales In the first nine months of 2025, net sales grew 4% on a reported basis. The increase from the acquisition of Infinera was partially offset by foreign exchange rate fluctuations, along with the following drivers. On a constant currency and portfolio basis, Nokia's comparable net sales increased 2% in the first nine months of 2025 resulting from strong growth in both Network Infrastructure and Cloud and Network Services. This was partially offset by a decline in Nokia Technologies, where the first quarter of 2024 benefited from more than EUR 400 million catch-up net sales. Mobile Networks also declined, reflecting accelerated revenue recognition from a contract resolution that benefited the year-ago period by EUR 150 million. Gross margin Both reported and comparable gross margin declined year-on-year in the first nine months of 2025. Reported gross margin decreased 320 basis points to 42.9% and comparable gross margin decreased 330 basis points to 43.7%. The decline was driven mainly by the lower net sales in both Mobile Networks and Nokia Technologies, both of which saw one-time benefits in the first nine months of 2024. Mobile Networks gross margin was also negatively impacted by a one-time contract settlement in the first nine months of 2025, related to a customer specific project that started in 2019. Operating profit and margin Reported operating profit in the first nine months of 2025 was EUR 345 million, or 2.5% of net sales, a decrease from EUR 1 109 million or 8.4% in the first nine months of 2024. Comparable operating profit decreased to EUR 966 million from EUR 1 498 million year-on-year and comparable operating margin decreased 430 basis points year-on-year to 7.0%. The decrease in comparable operating profit was mainly due to lower gross profit. Additionally, operating expenses increased year-on-year, as underlying cost reductions were more than offset by targeted investments for long-term growth and the inclusion of Infinera into our financial results. Other operating income also declined mainly reflecting the absence of reversal of loss allowances which benefited Q3 2024. The impact of hedging in the first nine months of 2025 was positive EUR 27 million, compared to a positive impact of EUR 20 million in the first nine months of 2024. In the first nine months of 2025, the difference between reported and comparable operating profit was primarily related to EUR 330 million of amortization and depreciation of acquired intangible assets and property, plant and equipment, EUR 178 million of restructuring and associated charges, the release of acquisition-related fair-value adjustments to deferred revenue and inventory of EUR 83 million, and EUR 23 million of transaction and related costs, including integration costs. In the first nine months of 2024, the difference between reported and comparable operating profit was primarily related to EUR 323 million of restructuring and associated charges, EUR 235 million of amortization of acquired intangible assets and EUR 83 million related to the impairment and write-off of assets. These were somewhat offset by EUR 186 million related to the divestment of associates and EUR 67 million related to the divestment of businesses. Profit from continuing operations Reported profit from continuing operations in the first nine months of 2025 was EUR 103 million, compared to a profit of EUR 965 million in first nine months of 2024. Comparable profit from continuing operations in the first nine months of 2025 was EUR 713 million, compared to EUR 1 198 million in the first nine months of 2024. The decrease in comparable profit from continuing operations was mainly driven by the lower comparable operating profit, lower net financial income, partially offset by lower income tax expenses. Apart from the items affecting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable profit from continuing operations in the first nine months of 2025 was mainly due to the increase in financial liability to acquire non-controlling interest in Nokia Shanghai Bell of negative EUR 65 million and a decrease in fair value of Infinera convertible notes of EUR 23 million which were settled in Q2 2025. In the first nine months of 2024, the difference between reported and comparable profit from continuing operations was mainly due to the changes in recognition of deferred tax assets, the fair value reduction of current equity investments related to Vodafone Idea and the divestment of businesses. Profit/loss from discontinued operations Reported profit from discontinued operations in the first nine months of 2025 was EUR 13 million, compared to a loss of EUR 494 million in first nine months of 2024. The loss from discontinued operations in the first nine months of 2024 mainly relates to an impairment charge of EUR 514 million in connection with Submarine Networks. Earnings per share Reported diluted EPS from continuing operations was EUR 0.02 in the first nine months of 2025, compared to EUR 0.17 in the first nine months of 2024. Comparable diluted EPS from continuing operations was EUR 0.13 in the first nine months of 2025, compared to EUR 0.21 in the first nine months of 2024. Reported diluted EPS from discontinued operations was EUR 0.00 in the first nine months of 2025, compared to negative EUR 0.09 in the first nine months of 2024. Reported diluted EPS was EUR 0.02 in the first nine months of 2025, compared to EUR 0.08 in the first nine months of 2024. Comparable diluted EPS was EUR 0.13 in the first nine months of 2025, compared to EUR 0.21 in the first nine months of 2024. Cash performance During first nine months of 2025, Nokia's net cash decreased EUR 1 853 million, resulting in an end-of-period net cash balance of EUR 3 001 million. Total cash decreased EUR 2 686 million, resulting in total cash balance of EUR 6 055 million. The declines in both net cash and total cash were primarily related to the acquisition of Infinera. Free cash flow was positive EUR 1 238 million in the first nine months of 2025. 23 October 2025 11

Additional information Significant events January - September 2025 Acquisitions and divestments On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing. The acquisition will significantly improve Nokia’s scale and profitability in optical networks, and accelerate Nokia’s growth strategy in data centers and strengthen its presence both in North America and with webscale customers. For more information on the acquisition of Infinera, refer to Note 3. Acquisitions in the Financial statements section of this report. Changes in internal organization and leadership team On 22 January 2025, Nokia announced that it had appointed Patrik Hammarén as President of Nokia Technologies and member of the Nokia Group Leadership Team. Hammarén joined Nokia in 2007 and had been acting President of Nokia Technologies since October 2024. Prior to this role, Patrik had held several senior positions in Nokia Technologies’ patent licensing business. On 10 February 2025, Nokia announced its President and CEO, Pekka Lundmark, would step down effective 31 March 2025. The Board of Directors appointed Justin Hotard as the next President and CEO. He started in his new role on 1 April 2025. Mr. Hotard joined Nokia with more than 25 years of experience with global technology companies, driving innovation and technology leadership as well as delivering revenue growth. He last led the Data Center & AI Group at Intel. Mr. Lundmark will stay on as an advisor to Mr. Hotard until the end of the year to ensure a smooth transition. On 16 June 2025, Nokia announced changes to its Group Leadership Team. Federico Guillén will retire from Nokia on 31 December 2025. He stepped down from his role as President of Nokia’s Network Infrastructure business group and from the Group Leadership Team on 30 June 2025. As part of a managed transition, David Heard, NI Chief Strategic Growth Officer, and former CEO of Infinera, was promoted to President of Network Infrastructure and joined the Group Leadership Team, effective 1 July 2025. David reports to Nokia’s President and CEO, Justin Hotard, and is based in Dallas. Federico and David will work together to ensure a seamless transition. In addition, Victoria Hanrahan joined Nokia’s Group Leadership Team as Chief of Staff to the President and CEO, effective immediately upon the announcement. She will focus on driving strategic and operational initiatives, including operational excellence, improving cross-functional execution and ensuring organizational alignment across the Global Leadership Team. Hanrahan reports to Nokia’s President and CEO and is based in Espoo. On 26 June 2025, Nokia announced that its Chief People Officer, Lorna Gibb, decided to leave the company and step down from its Group Leadership Team to pursue another opportunity, effective immediately. A recruitment process is continuing for her successor. Esa Niinimäki, Chief Legal Officer, has assumed the CPO responsibilities in the interim period. On 17 September 2025 Nokia announced changes to its leadership team and the creation of Technology and AI and Corporate Development Organizations to strengthen the company’s capabilities in technology innovation, bring better support to business development and create more focused organizations. Pallavi Mahajan joined Nokia as Chief Technology and AI Officer and Konstanty Owczarek as Chief Corporate Development Officer. Both Mahajan and Owczarek joined Nokia’s Group Leadership Team on 1 October 2025. Nishant Batra stepped down as Chief Strategy and Technology Officer and from the Group Leadership Team effective 30 September 2025. Annual General Meeting On 29 April 2025, Nokia held its Annual General Meeting (AGM) in Helsinki. Shareholders were also able to follow the AGM through a webcast. Approximately 107 000 shareholders representing approximately 3 304 million shares and votes were represented at the meeting. The AGM approved all the proposals of the Board of Directors to the AGM. Among others, the following resolutions were made: ▪ The financial statements were adopted, and the Board of Directors and President and CEO were discharged from liability for the financial year 2024. ▪ The AGM decided that no dividend is distributed by a resolution of the AGM and authorized the Board to resolve on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity. ▪ Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö were re-elected as members of the Board for a term ending at the close of the next AGM. In addition, the AGM resolved to elect Pernille Erenbjerg and Timo Ihamuotila as new members of the Board of Directors for the same term of office. In its assembly meeting that took place after the AGM, the Board elected Sari Baldauf as Chair and Timo Ihamuotila as Vice Chair of the Board. ▪ The Remuneration Report of the company's governing bodies was adopted and the Remuneration Policy of the company's governing bodies was supported, both in advisory resolutions. ▪ Deloitte Oy was re-elected as the auditor and the sustainability reporting assurer for Nokia for the financial year 2026 with Authorized Public Accountant Jukka Vattulainen as the auditor in charge. ▪ The Board was authorized to resolve to repurchase a maximum of 530 million Nokia shares and to issue a maximum of 530 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 28 October 2026 and they terminated the corresponding authorizations granted by the AGM on 3 April 2024. 23 October 2025 12

Shares The total number of Nokia shares on 30 September 2025, equaled 5 455 850 345. On 30 September 2025, Nokia and its subsidiary companies held 42 368 973 Nokia shares, representing approximately 0.8% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: ▪ Competitive intensity, which is expected to continue at a high level as some competitors seek to take share; ▪ Changes in customer network investments related to their ability to monetize the network; ▪ Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; ▪ Our ability to procure certain standard components and the costs thereof, such as semiconductors; ▪ Disturbance in the global supply chain; ▪ Impact of inflation, increased global macro-uncertainty, major currency fluctuations, changes in tariffs and higher interest rates; ▪ Potential economic impact and disruption of global pandemics; ▪ War or other geopolitical conflicts, disruptions and potential costs thereof; ▪ Other macroeconomic, industry and competitive developments; ▪ Timing and value of new, renewed and existing patent licensing agreements with licensees; ▪ Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; ▪ The outcomes of on-going and potential disputes and litigation; ▪ Our ability to execute, complete, successfully integrate and realize the expected benefits from transactions; ▪ Timing of completions and acceptances of certain projects; ▪ Our product and regional mix; ▪ Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; ▪ Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet; ▪ Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well the risk factors specified under Forward-looking statements of this report, and our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above. 23 October 2025 13

Financial statement information

Consolidated income statement (condensed)

EUR million	Note	Reported Q3'25	Reported Q3'24	Reported Q1-Q3'25	Reported Q1-Q3'24	Comparable Q3'25	Comparable Q3'24	Comparable Q1-Q3'25	Comparable Q1-Q3'24
Net sales	2, 5	4 828	4 326	13 764	13 236	4 833	4 326	13 774	13 236
Cost of sales		(2 718)	(2 369)	(7 859)	(7 133)	(2 699)	(2 352)	(7 748)	(7 017)
Gross profit	2	2 110	1 957	5 905	6 103	2 134	1 975	6 026	6 219
Research and development expenses		(1 174)	(1 116)	(3 479)	(3 376)	(1 122)	(1 029)	(3 363)	(3 169)
Selling, general and administrative expenses[1]		(729)	(688)	(2 193)	(2 088)	(610)	(587)	(1 800)	(1 773)
Other operating income and expenses[1]		32	126	112	469	33	127	103	221
Operating profit[1]	2	239	278	345	1 109	435	485	966	1 498
Share of results of associates and joint ventures		5	2	15	5	5	2	15	5
Financial income and expenses[1]		(15)	(60)	(44)	30	38	(7)	44	71
Profit before tax		229	219	316	1 143	479	480	1 025	1 573
Income tax expense	7	(150)	(74)	(213)	(178)	(156)	(122)	(312)	(375)
Profit from continuing operations		80	145	103	965	324	358	713	1 198
Profit/(loss) from discontinued operations	4	—	31	13	(494)	—	—	—	—
Profit for the period		80	175	116	471	324	358	713	1 198
Attributable to									
Equity holders of the parent		78	169	109	457	323	352	707	1 184
Non-controlling interests		1	6	6	14	1	6	6	14
Earnings per share attributable to equity holders of the parent									
Basic earnings per share, EUR									
Continuing operations		0.01	0.03	0.02	0.17	0.06	0.06	0.13	0.22
Discontinued operations		0.00	0.01	0.00	(0.09)	—	—	—	—
Profit for the period		0.01	0.03	0.02	0.08	0.06	0.06	0.13	0.22
Average number of shares ('000 shares)		5 400 892	5 463 942	5 386 311	5 499 718	5 400 892	5 463 942	5 386 311	5 499 718
Diluted earnings per share, EUR									
Continuing operations		0.01	0.03	0.02	0.17	0.06	0.06	0.13	0.21
Discontinued operations		0.00	0.01	0.00	(0.09)	—	—	—	—
Profit for the period		0.01	0.03	0.02	0.08	0.06	0.06	0.13	0.21
Average number of shares ('000 shares)		5 488 578	5 532 241	5 484 275	5 548 754	5 488 578	5 532 241	5 484 275	5 548 754

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The prior period comparative financial information has been recast accordingly. For more information, refer to Note 1. General information.

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

23 October 2025 14

Consolidated statement of comprehensive income (condensed) EUR million Reported Q3'25 Q3'24 Q1-Q3'25 Q1-Q3'24 Profit for the period 80 175 116 471 Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans 57 2 (182) 266 Income tax related to items that will not be reclassified to profit or loss (14) 2 45 (71) Total of items that will not be reclassified to profit or loss 43 4 (137) 195 Items that may be reclassified to profit or loss Translation differences (63) (455) (1 608) (189) Net investment hedges 9 11 122 (5) Cash flow and other hedges (34) (24) 44 1 Financial assets at fair value through other comprehensive income (2) 18 13 31 Other changes, net 7 (1) 5 — Income tax related to items that may be reclassified subsequently to profit or loss 4 (4) (39) 1 Total of items that may be reclassified to profit or loss (79) (455) (1 463) (161) Other comprehensive (loss)/income, net of tax (36) (451) (1 600) 33 Total comprehensive income/(loss) for the period 44 (276) (1 484) 504 Attributable to: Equity holders of the parent 43 (282) (1 486) 490 Non-controlling interests 1 6 2 14 Total comprehensive income/loss attributable to equity holders of the parent arises from: Continuing operations 43 (296) (1 499) 981 Discontinued operations — 14 13 (491) The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes. 23 October 2025 15

Consolidated statement of financial position (condensed)

EUR million	Note	30 September 2025	30 September 2024	31 December 2024
ASSETS				
Goodwill		5 971	5 425	5 736
Other intangible assets		1 542	870	802
Property, plant and equipment		1 521	1 269	1 362
Right-of-use assets		924	762	758
Investments in associated companies and joint ventures		126	87	124
Non-current interest-bearing financial investments	8	390	441	457
Other non-current financial assets	8	1 111	1 071	1 182
Defined benefit pension assets	6	6 223	6 477	6 932
Deferred tax assets	7	3 570	3 675	3 599
Other non-current receivables		292	207	210
Total non-current assets		**21 671**	**20 284**	**21 162**
Inventories		2 380	2 532	2 163
Trade receivables	8	3 990	3 202	5 248
Contract assets		754	673	694
Current income tax assets		300	342	202
Other current receivables		885	822	767
Current interest-bearing financial investments	8	773	1 714	1 661
Other current financial and firm commitment assets	8	400	439	629
Cash and cash equivalents	8	4 892	7 043	6 623
Total current assets		**14 374**	**16 767**	**17 987**
Assets held for sale	4	—	834	—
Total assets		**36 044**	**37 885**	**39 149**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital		246	246	246
Share premium		794	758	734
Treasury shares		(352)	(645)	(431)
Translation differences		(1 245)	(432)	263
Fair value and other reserves		3 872	3 822	3 963
Reserve for invested unrestricted equity		14 789	15 296	13 926
Retained earnings		1 477	1 309	1 956
Total shareholders' equity		**19 582**	**20 354**	**20 657**
Non-controlling interests		91	100	90
Total equity		**19 673**	**20 454**	**20 747**
Long-term interest-bearing liabilities	8, 9	2 343	2 785	2 918
Long-term lease liabilities		809	661	664
Defined benefit pension and post-employment liabilities	6	1 969	2 153	2 083
Deferred tax liabilities		514	638	562
Contract liabilities		300	147	185
Other non-current liabilities		99	102	117
Provisions	10	612	447	479
Total non-current liabilities		**6 646**	**6 933**	**7 008**
Short-term interest-bearing liabilities	8, 9	711	953	969
Short-term lease liabilities		202	211	199
Other financial and firm commitment liabilities	8	852	698	1 668
Contract liabilities		1 589	1 680	1 506
Current income tax liabilities		180	158	207
Trade payables	8	3 062	2 783	3 213
Other current liabilities	8	2 539	2 541	2 883
Provisions	10	589	704	749
Total current liabilities		**9 725**	**9 727**	**11 394**
Liabilities associated with assets held for sale	4	—	772	—
Total liabilities		**16 371**	**17 432**	**18 402**
Total shareholders' equity and liabilities		**36 044**	**37 885**	**39 149**
Shareholders' equity per share, EUR		3.62	3.73	3.84
Number of shares ('000 shares, excluding treasury shares)		5 413 481	5 452 551	5 373 149

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

23 October 2025 16

Consolidated statement of cash flows (condensed)

EUR million	Q3'25	Q3'24	Q1-Q3'25	Q1-Q3'24
Cash flow from operating activities				
Profit for the period	80	175	116	471
Adjustments	555	544	1 425	1 665
Depreciation and amortization	286	240	835	769
Impairment charges	2	60	4	604
Loss/(gain) on sale of businesses and associated companies	—	4	(13)	(248)
Restructuring charges	30	69	143	291
Financial income and expenses[1]	15	58	44	(29)
Income tax expense	150	76	213	180
Other[1]	72	37	199	98
Cash flows from operations before changes in net working capital	635	719	1 541	2 136
Change in net working capital	56	94	479	496
(Increase)/decrease in receivables	(353)	357	939	1 549
Decrease/(increase) in inventories	54	(80)	(59)	(36)
Increase/(decrease) in non-interest-bearing liabilities	355	(183)	(401)	(1 017)
Cash flows from operations	691	813	2 020	2 632
Interest received	24	56	138	168
Interest paid	(46)	(73)	(168)	(213)
Income taxes paid, net	(72)	(68)	(294)	(302)
Net cash flows from operating activities	**597**	**728**	**1 696**	**2 285**
Cash flow from investing activities				
Purchase of property, plant and equipment and intangible assets	(168)	(107)	(458)	(314)
Proceeds from sale of property, plant and equipment and intangible assets	9	30	21	86
Acquisition of businesses, net of cash acquired	(4)	(21)	(1 730)	(27)
Proceeds from disposal of businesses, net of cash disposed	—	—	40	100
Proceeds from disposal of shares in associated companies	—	21	—	204
Purchase of interest-bearing financial investments	(25)	(140)	(152)	(795)
Proceeds from interest-bearing financial investments	39	299	1 077	957
Purchase of other financial assets	(64)	(183)	(106)	(218)
Proceeds from other financial assets	8	12	134	62
Foreign exchange hedging of cash and cash equivalents	15	3	99	33
Other	1	3	5	8
Net cash flows (used in)/from investing activities	**(189)**	**(83)**	**(1 070)**	**96**
Cash flow from financing activities				
Acquisition of treasury shares	—	(196)	(624)	(294)
Proceeds from long-term borrowings	—	—	151	—
Repayment of long-term borrowings	—	—	(873)	(459)
(Repayment of)/proceeds from short-term borrowings	(25)	20	(17)	(20)
Payment of principal portion of lease liabilities	(54)	(57)	(167)	(164)
Dividends paid	(216)	(166)	(594)	(557)
Net cash flows used in financing activities	**(295)**	**(399)**	**(2 124)**	**(1 494)**
Translation differences	(17)	(57)	(233)	(50)
Net increase/(decrease) in cash and cash equivalents	**96**	**189**	**(1 731)**	**837**
Cash and cash equivalents at beginning of period	4 797	6 881	6 623	6 234
Cash and cash equivalents at end of period	4 892	7 071	4 892	7 071

(1) In Q3 2025, Nokia changed how it presents gains and losses from venture fund investments. The prior period comparative financial information has been recast accordingly. For more information, refer to Note 1. General information.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

23 October 2025 17

Consolidated statement of changes in shareholders' equity (condensed)

EUR million	Share capital	Share premium	Treasury shares	Translation differences	Fair value and other reserves	Reserve for invested unrestricted equity	Retained earnings	Total shareholders' equity	Non-controlling interests	Total equity
1 January 2024	**246**	**628**	**(352)**	**(249)**	**3 605**	**15 255**	**1 404**	**20 537**	**91**	**20 628**
Profit for the period	—	—	—	—	—	—	457	457	14	471
Other comprehensive income	—	—	—	(183)	217	—	(1)	33	—	33
Total comprehensive income	**—**	**—**	**—**	**(183)**	**217**	**—**	**456**	**490**	**14**	**504**
Share-based payments	—	179	—	—	—	—	—	179	—	179
Settlement of share-based payments	—	(49)	—	—	—	41	—	(8)	—	(8)
Acquisition of treasury shares[1]	—	—	(293)	—	—	—	—	(293)	—	(293)
Dividends	—	—	—	—	—	—	(551)	(551)	(5)	(556)
Total transactions with owners	**—**	**130**	**(293)**	**—**	**—**	**41**	**(551)**	**(673)**	**(5)**	**(678)**
30 September 2024	**246**	**758**	**(645)**	**(432)**	**3 822**	**15 296**	**1 309**	**20 354**	**100**	**20 454**
1 January 2025	**246**	**734**	**(431)**	**263**	**3 963**	**13 926**	**1 956**	**20 657**	**90**	**20 747**
Profit for the period	—	—	—	—	—	—	109	109	6	116
Other comprehensive loss	—	—	—	(1 508)	(91)	—	3	(1 595)	(5)	(1 600)
Total comprehensive loss	**—**	**—**	**—**	**(1 508)**	**(91)**	**—**	**112**	**(1 486)**	**2**	**(1 484)**
Share-based payments	—	238	—	—	—	—	—	238	—	238
Settlement of share-based payments	—	(239)	—	—	—	162	—	(77)	—	(77)
Acquisition of treasury shares[2]	—	—	(624)	—	—	821	—	197	—	197
Cancellation of treasury shares[2]	—	—	703	—	—	(703)	—	—	—	—
Acquisition through business combinations	—	61	—	—	—	584	—	645	2	647
Dividends	—	—	—	—	—	—	(591)	(591)	(3)	(594)
Total transactions with owners	**—**	**60**	**79**	**—**	**—**	**863**	**(591)**	**411**	**(1)**	**410**
30 September 2025	**246**	**794**	**(352)**	**(1 245)**	**3 872**	**14 789**	**1 477**	**19 582**	**91**	**19 673**

(1) In January 2024, Nokia announced a share buyback program under which it acquired 157 646 220 shares for an aggregate amount of EUR 600 million during the period between 20 March and 21 November 2024. The purpose of the repurchases was to optimize Nokia's capital structure through the reduction of capital. The repurchased shares were canceled in December 2024.

(2) In November 2024, Nokia announced a new share buyback program to offset the dilutive effect of the acquisition of Infinera Corporation. Share purchases commenced on 25 November 2024 and by 31 March 2025 Nokia had acquired 143 051 153 shares for an aggregate amount of EUR 669 million. The program was completed on 2 April 2025 when Nokia had acquired 150 000 000 shares representing the maximum number of shares that could be repurchased under the program for an aggregate amount of EUR 703 million. The repurchased shares were canceled on 23 April 2025.

All repurchases are funded using funds in the reserve for invested unrestricted equity and the repurchases reduce the total unrestricted equity.

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

23 October 2025 18

Notes to Financial statements

1. GENERAL INFORMATION

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the annual consolidated financial statements for 2024 prepared in accordance with IFRS Accounting Standards as published by the IASB and as adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the annual consolidated financial statements for 2024, except for the below.

In Q3 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other. The comparative financial information has been reclassified accordingly. As a result of the reclassification, in Q3 2024 Nokia's reported selling, general and administrative costs decreased by EUR 4 million, other operating income increased by EUR 27 million and financial income decreased by EUR 31 million. In Q1-Q3 2024, Nokia's reported selling, general and administrative costs decreased by EUR 13 million, other operating income increased by EUR 13 million and financial income decreased by EUR 26 million. Additionally, in Q3 2024 and Q1-Q3 2024, EUR 32 million and EUR 26 million, respectively, was reclassified from "other" to "financial income and expenses" within adjustments in Nokia's consolidated cash flow statement.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 23 October 2025.

Net sales and operating profit of the Nokia group, particularly in Network Infrastructure, Mobile Networks and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communications service providers.

Acquisition of Infinera

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. Refer to Note 3. Acquisitions for more information on the acquisition and its impact on Nokia's financial position and performance.

Nokia Shanghai Bell

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). The contractual arrangement provided China Huaxin with the right to fully transfer its ownership interest in NSB to Nokia and Nokia with the right to purchase China Huaxin's ownership interest in NSB in exchange for a future cash settlement. To reflect this, Nokia derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement to acquire China Huaxin's ownership interest. Any changes in the estimated future cash settlement are recorded in financial income and expense.

In 2024, Nokia and China Huaxin together reviewed the future ownership structure of NSB. Following those discussions, in the fourth quarter of 2024, Nokia exercised its call option, outlined in NSB's shareholders' agreement, to initiate the process to become the sole shareholder by purchasing China Huaxin's approximately 50% share in NSB. This will allow Nokia to simplify its ownership structure in China while Nokia remains committed to continue serving the local market. The execution of the call option is subject to completing required steps under NSB's shareholders' agreement.

Comparable measures

Nokia presents in these condensed consolidated financial statements financial information on both a reported and comparable basis. Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

As comparable financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. For further details on alternative performance measures used by Nokia and reconciliations to the closest IFRS-defined measures, refer to the Alternative performance measures section accompanying this consolidated financial statement information.

Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, the Indian rupee and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure of Nokia's continuing and discontinued operations to different currencies for net sales and total costs.

	Q3'25		Q3'24		Q2'25	
	Net sales	**Total costs**	**Net sales**	**Total costs**	**Net sales**	**Total costs**
EUR	~25%	~25%	~25%	~30%	~25%	~25%
USD	~55%	~50%	~55%	~45%	~55%	~50%
INR	~5%	~5%	~0%	~5%	~5%	~5%
CNY	~0%	~5%	~0%	~5%	~0%	~5%
Other	~15%	~15%	~20%	~15%	~15%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q3'25 balance sheet rate 1 EUR = 1.17 USD, end of Q3'24 balance sheet rate 1 EUR = 1.12 USD and end of Q2'25 balance sheet rate 1 EUR = 1.17 USD

23 October 2025 19

NOKIA

New and amended standards and interpretations

New standards and amendments to existing standards that became effective on 1 January 2025, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted, except for IFRS 18 Presentation and Disclosure in Financial Statements which was published in April 2024.

IFRS 18 sets out the requirements for presentation and disclosures in financial statements and it will replace IAS 1 Presentation of Financial Statements. The new standard is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. IFRS 18 is yet to be endorsed by the EU. Nokia is assessing the impact of IFRS 18 on its consolidated financial statements but as it's not changing the recognition and measurement requirements it is not expected to have significant impact other than on the presentation of financial information.

2. SEGMENT INFORMATION

Nokia has four operating and reportable segments for financial reporting purposes: (1) Network Infrastructure, (2) Mobile Networks, (3) Cloud and Network Services and (4) Nokia Technologies. Nokia also presents segment-level information for Group Common and Other. In addition, Nokia provides net sales disclosure for the following business divisions within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks and (iii) Fixed Networks. For detailed segment descriptions, please refer to Note 2.2. Segment Information, in the annual consolidated financial statements for 2024.

Effective 1 January 2025, Nokia moved its Managed Services business into its Mobile Networks segment. The Managed Services business provides outsourced network management of multi-vendor RAN networks for operators and, since 2021, has been part of Cloud and Network Services segment. As the Cloud and Network Services segment is increasingly transitioning towards cloud-native software sales, "as-a-service" product offerings and helping customers to monetize networks through API's, Nokia believes that Managed Services is more aligned and fits better with its Mobile Networks segment. Comparative financial information for Mobile Networks and Cloud and Networks Services segments has been recast accordingly.

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), a San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors. Nokia has reported the acquired business as part of its Optical Networks business unit in its Network Infrastructure segment as of the closing of the transaction. Refer to Note 3. Acquisition for more information.

Beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. The comparative financial information for the Nokia Group, and Group Common and Other where the results of venture fund investments had previously been included, has been recast accordingly. Refer to Note 1. General information for more information.

Accounting policies of the segments are the same as those for the group, except that items affecting comparability are not allocated to the segments. For more information on comparable measures and items affecting comparability, refer to Note 1. General information, and to the Alternative Performance Measures section accompanying this consolidated financial statement information. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices.

Q3'25 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 953**	**1 842**	**645**	**391**	**4**	**(8)**	**4 828**
of which to other segments	*2*	*1*	*—*	*—*	*—*	*(3)*	*—*
Gross profit	**786**	**641**	**316**	**391**	**—**	**(24)**	**2 110**
Gross margin %	*40.2%*	*34.8%*	*49.0%*	*100.0%*	*0.0%*		*43.7%*
Research and development expenses	(399)	(482)	(142)	(70)	(29)	(52)	(1 174)
Selling, general and administrative expenses	(249)	(166)	(101)	(34)	(60)	(119)	(729)
Other operating income and expenses	1	18	5	9	—	(1)	32
Operating profit/(loss)	**139**	**12**	**77**	**296**	**(89)**	**(196)**	**239**
Operating margin %	*7.1%*	*0.7%*	*11.9%*	*75.7%*	*(2 225.0)%*		*5.0%*
Share of results of associates and joint ventures	3	2	1	—	—	—	5
Financial income and expenses							(15)
Profit before tax							**229**
Depreciation and amortization	*(52)*	*(87)*	*(16)*	*(11)*	*(5)*	*(115)*	*(286)*

(1) Includes IP Networks net sales of EUR 578 million, Optical Networks net sales of EUR 782 million and Fixed Networks net sales of EUR 594 million.

23 October 2025 20

Q3'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**1 525**	**1 854**	**595**	**352**	**3**	**(3)**	**4 326**
of which to other segments	*1*	*1*	*—*	*—*	*—*	*(3)*	*—*
Gross profit/(loss)	**642**	**713**	**269**	**352**	**(1)**	**(18)**	**1 957**
Gross margin %	*42.1%*	*38.5%*	*45.2%*	*100.0%*	*(33.3)%*		*45.2%*
Research and development expenses	(282)	(520)	(130)	(63)	(34)	(87)	(1 116)
Selling, general and administrative expenses	(194)	(182)	(105)	(46)	(59)	(101)	(688)
Other operating income and expenses	14	91	23	(1)	—	(1)	126
Operating profit/(loss)	**180**	**101**	**56**	**242**	**(94)**	**(207)**	**278**
Operating margin %	*11.8%*	*5.4%*	*9.4%*	*68.8%*	*(3 133.3)%*		*6.4%*
Share of results of associates and joint ventures	—	—	2	—	—	—	2
Financial income and expenses							(60)
Profit before tax							**219**
Depreciation and amortization	*(41)*	*(92)*	*(16)*	*(9)*	*(4)*	*(78)*	*(240)*

(1) Includes IP Networks net sales of EUR 581 million, Optical Networks net sales of EUR 366 million and Fixed Networks net sales of EUR 578 million.

Q1-Q3'25 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**5 579**	**5 303**	**1 769**	**1 118**	**11**	**(16)**	**13 764**
of which to other segments	*2*	*3*	*—*	*—*	*—*	*(5)*	*—*
Gross profit/(loss)	**2 212**	**1 887**	**814**	**1 118**	**(6)**	**(121)**	**5 905**
Gross margin %	*39.6%*	*35.6%*	*46.0%*	*100.0%*	*(54.5)%*		*42.9%*
Research and development expenses	(1 123)	(1 512)	(420)	(216)	(92)	(116)	(3 479)
Selling, general and administrative expenses	(715)	(504)	(310)	(104)	(167)	(393)	(2 193)
Other operating income and expenses	9	65	17	13	—	9	112
Operating profit/(loss)	**383**	**(64)**	**100**	**810**	**(264)**	**(621)**	**345**
Operating margin %	*6.9%*	*(1.2)%*	*5.7%*	*72.5%*	*(2 400.0)%*		*2.5%*
Share of results of associates and joint ventures	5	5	—	4	—	—	15
Financial income and expenses							(44)
Profit before tax							**316**
Depreciation and amortization	*(150)*	*(266)*	*(47)*	*(29)*	*(13)*	*(330)*	*(835)*

(1) Includes IP Networks net sales of EUR 1 811 million, Optical Networks net sales of EUR 2 037 million and Fixed Networks net sales of EUR 1 731 million.

Q1-Q3'24 EUR million	Network Infrastructure[1]	Mobile Networks	Cloud and Network Services	Nokia Technologies	Group Common and Other	Eliminations and unallocated items	Nokia Group
Net sales	**4 486**	**5 614**	**1 649**	**1 464**	**29**	**(5)**	**13 236**
of which to other segments	*1*	*3*	*1*	*—*	*1*	*(5)*	*—*
Gross profit/(loss)	**1 815**	**2 268**	**674**	**1 464**	**(2)**	**(116)**	**6 103**
Gross margin %	*40.5%*	*40.4%*	*40.9%*	*100.0%*	*(6.9)%*		*46.1%*
Research and development expenses	(884)	(1 603)	(409)	(184)	(89)	(207)	(3 376)
Selling, general and administrative expenses	(605)	(553)	(323)	(121)	(170)	(315)	(2 088)
Other operating income and expenses	37	138	42	—	3	248	469
Operating profit/(loss)	**363**	**251**	**(16)**	**1 158**	**(258)**	**(389)**	**1 109**
Operating margin %	*8.1%*	*4.5%*	*(1.0)%*	*79.1%*	*(889.7)%*		*8.4%*
Share of results of associates and joint ventures	—	1	4	—	—	—	5
Financial income and expenses							30
Profit before tax							**1 143**
Depreciation and amortization	*(124)*	*(283)*	*(50)*	*(26)*	*(11)*	*(235)*	*(729)*

(1) Includes IP Networks net sales of EUR 1 760 million, Optical Networks net sales of EUR 1 115 million and Fixed Networks net sales of EUR 1 611 million.

23 October 2025

21

Material reconciling items between the total segment operating profit and group operating profit

EUR million	Q3'25	Q3'24	Q1-Q3'25	Q1-Q3'24
Total segment operating profit	435	485	966	1 498
Amortization and depreciation of acquired intangible assets and property, plant and equipment	(115)	(79)	(330)	(235)
Restructuring and associated charges	(44)	(70)	(178)	(323)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(25)	—	(83)	—
Transaction and related costs, including integration costs	(10)	(1)	(23)	(1)
Impairment and write-off of assets, net of reversals	(2)	(58)	(4)	(83)
Divestment of businesses	(1)	—	(3)	67
Divestment of associates	—	—	—	186
Operating profit for the group	239	278	345	1 109

3. ACQUISITIONS

Acquisition of Infinera

On 28 February 2025, Nokia completed the acquisition of Infinera Corporation (Infinera), pursuant to the definitive agreement announced on 27 June 2024. Infinera, the San Jose based global supplier of innovative open optical networking solutions and advanced optical semiconductors, has become part of the Nokia group effective as of the closing with Nokia holding 100% of its equity and voting rights. The acquisition is expected to significantly improve Nokia's scale and profitability in optical networks, and accelerate Nokia's growth strategy in data centers and strengthen its presence both in North America and with hyperscalers. Nokia is reporting the acquired business as part of its Network Infrastructure segment.

Purchase consideration

The purchase consideration transferred to the Infinera shareholders comprised cash and 127 434 986 Nokia shares in the form of American Depository Shares (ADSs). The fair value of Nokia shares issued was determined with reference to the closing price of Nokia ADSs in the New York Stock Exchange on 28 February 2025. The total purchase consideration also included the fair value of the portion of Infinera's performance and restricted shares attributable to pre-combination services that were replaced with Nokia's share-based payment awards, and the fair value of Infinera's convertible senior notes as described below.

The acquisition resulted in a conversion event and a "make whole fundamental change" for Infinera's convertible senior notes in accordance with relevant indentures. The fair value of convertible notes is considered as part of the purchase consideration, and it is determined with regards to the pricing mechanism of the "make whole fundamental change" in accordance with the bond terms. The pricing formula included a component that is dependent on the performance of Nokia ADSs 40 trading days after conversion notice from each individual bondholder. The fair value of convertible notes included in the purchase consideration was determined based on the closing price of Nokia ADSs in the New York Stock Exchange at the date of acquisition.

Conversion elections expired on 19 March 2025 with all bondholders surrendering their notes. Any changes in the fair value of convertible notes between the acquisition date and the subsequent settlement date is recognized as a gain or loss in the financial income and expenses in the consolidated income statement. In the first and second quarter of 2025, Nokia recognized EUR 23 million loss in total from the change in the value of the convertible notes between the acquisition date and the settlement date. The surrendered notes were settled in cash in May 2025.

EUR million	28 February 2025
Cash	1 066
Infinera's convertible notes	785
Nokia shares issued	584
Portion of the replacement equity awards attributable to pre-combination service	61
Total purchase consideration	2 496

23 October 2025 22

Provisional estimate for the fair value of identifiable net assets acquired and goodwill EUR million 28 February 2025 ASSETS Intangible assets 1 111 Property plant and equipment 241 Deferred tax assets 115 Inventories 337 Trade receivables 349 Other assets 207 Cash and cash equivalents 78 Provisional estimate for assets acquired 2 438 LIABILITIES Deferred tax liabilities 37 Trade payables 230 Contract liabilities 184 Other liabilities 291 Provisional estimate for liabilities assumed 742 Provisional estimate for net identifiable assets acquired 1 696 Provisional goodwill 800 Provisional estimate for net assets acquired 2 496 The purchase price allocation is based on an estimate of the fair value of the assets acquired and liabilities assumed, and is subject to revision when additional analyses are conducted and further information becomes available. The adjustments to the assets acquired and liabilities assumed during the third quarter of 2025 were not material. Provisional goodwill arising from the acquisition of Infinera amounts to EUR 800 million and is primarily attributable to the acquired workforce, as well as anticipated synergies and economies of scale. Goodwill is allocated in its entirety to the Network Infrastructure segment and is expected not to be deductible for income tax purposes. Provisional fair values of identifiable intangible assets acquired Fair value Amortization period EUR million Years Customer relationships 646 12 Technologies 380 3-4 Tradenames and other 84 3-4 Total 1 111 Acquisition-related costs amounted to EUR 41 million of which EUR 21 million is recorded in 2025. Acquisition-related costs are presented in selling, general and administrative expenses in the consolidated income statement, and in operating cash flows in the consolidated statement of cash flows. From 28 February to 30 September 2025 the acquired business contributed net sales of EUR 837 million and an operating loss of EUR 193 million to the consolidated income statement. Nokia group net sales and operating profit in the first nine months of 2025 would have been EUR 13 967 million and EUR 287 million, respectively, had the acquisition been completed on 1 January 2025. The information regarding the combined entity’s net sales and operating loss as of the beginning of 2025 is for illustrative purposes only, and is calculated by using the subsidiary’s results for January-February 2025 and adjusting them for the impacts of accounting policy alignment and release of purchase price allocation adjustments. 23 October 2025 23

4. DISCONTINUED OPERATIONS

On 31 December 2024, Nokia completed the sale of its wholly owned subsidiary Alcatel Submarine Networks (ASN) to the French State. Nokia retained a 20% shareholding in ASN with board representation to ensure a smooth transition until targeted exit, at which point it is planned for the French State to acquire Nokia's remaining interest. Nokia accounts for its remaining interest in ASN as an investment in an associated company. The Submarine Networks business, which was previously reported as part of Network Infrastructure operating segment, is presented as a discontinued operation.

Results of discontinued operations

	Reported			
EUR million	**Q3'25**	**Q3'24**	**Q1-Q3'25**	**Q1-Q3'24**
Net sales	—	268	—	727
Expenses	—	(238)	—	(704)
Operating profit	—	30	—	23
Financial income and expenses	—	2	—	(1)
Impairment loss recognized on the remeasurement to fair value less costs to sell	—	—	—	(514)
Gain on sale	—	—	13	—
Profit/(loss) from discontinued operations before tax	—	32	13	(492)
Income tax expense	—	(1)	—	(2)
Profit/(loss) from discontinued operations[1]	—	31	13	(494)

(1) Profit/(loss) from discontinued operations is attributable to the equity holders of the parent in its entirety.

Cash flows from discontinued operations

EUR million	**Q3'25**	**Q3'24**	**Q1-Q3'25**	**Q1-Q3'24**
Net cash flows used in operating activities	—	(5)	—	(2)
Net cash flows (used in)/from investing activities	—	(13)	40	(35)
Net cash flows used in financing activities	—	(5)	—	(13)
Net cash flow (used in)/from discontinued operations	—	(23)	40	(50)

23 October 2025 24

NOKIA

5. NET SALES

Management has determined that Nokia's geographic areas are considered as the primary determinants to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Nokia's primary customer base consists of companies that operate on a country-specific or a regional basis. Although Nokia's technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. In addition to net sales to external customers by region, the chief operating decision maker reviews segment net sales by aggregated regions and net sales by customer type disclosed below.

Each reportable segment, as described in Note 2. Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe.

Group net sales by region

EUR million	Q3'25	Q3'24	YoY change	Q1-Q3'25	Q1-Q3'24	YoY change
Americas	**1 715**	**1 438**	**19%**	**4 773**	**4 199**	**14%**
Latin America	201	222	(9)%	540	608	(11)%
North America	1 514	1 216	25%	4 233	3 590	18%
APAC	**1 176**	**1 057**	**11%**	**3 259**	**3 073**	**6%**
Greater China	225	258	(13)%	661	796	(17)%
India	369	316	17%	1 142	911	25%
Rest of APAC	582	482	21%	1 456	1 367	7%
EMEA	**1 936**	**1 832**	**6%**	**5 733**	**5 965**	**(4)%**
Europe	1 460	1 363	7%	4 362	4 565	(4)%
Middle East & Africa	476	469	1%	1 371	1 400	(2)%
Total	**4 828**	**4 326**	**12%**	**13 764**	**13 236**	**4%**

Segment net sales by region

EUR million	Q3'25	Q3'24	YoY change	Q1-Q3'25	Q1-Q3'24	YoY change
Network Infrastructure	**1 953**	**1 525**	**28%**	**5 579**	**4 486**	**24%**
Americas	930	658	41%	2 511	1 865	35%
APAC	432	336	29%	1 237	937	32%
EMEA	591	531	11%	1 832	1 685	9%
Mobile Networks	**1 842**	**1 854**	**(1)%**	**5 303**	**5 614**	**(6)%**
Americas	492	521	(6)%	1 519	1 650	(8)%
APAC	629	606	4%	1 661	1 783	(7)%
EMEA	722	727	(1)%	2 122	2 181	(3)%
Cloud and Network Services	**645**	**595**	**8%**	**1 769**	**1 649**	**7%**
Americas	296	259	14%	744	683	9%
APAC	115	113	2%	362	344	5%
EMEA	234	223	5%	663	621	7%
Nokia Technologies	**391**	**352**	**11%**	**1 118**	**1 464**	**(24)%**
Group Common and Other[(1)]	**(3)**	**—**	**—**	**(5)**	**24**	**(120)%**
Total	**4 828**	**4 326**	**12%**	**13 764**	**13 236**	**4%**

(1) Includes eliminations of inter-segment revenues and unallocated items.

Net sales by customer type

EUR million	Q3'25	Q3'24	YoY change	Q1-Q3'25	Q1-Q3'24	YoY change
Communications service providers (CSP)	3 687	3 442	7%	10 577	10 257	3%
Enterprise	748	532	41%	2 070	1 491	39%
Licensees	391	352	11%	1 118	1 464	(24)%
Other[(1)]	2	—	—	—	23	(100)%
Total	**4 828**	**4 326**	**12%**	**13 764**	**13 236**	**4%**

(1) In 2025 includes eliminations of inter-segment revenues, unallocated items and certain other items. In 2024 includes net sales of Radio Frequency Systems (RFS), which was managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues. RFS net sales also include revenue from enterprise customers and communications service providers.

23 October 2025 25

6. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates several post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasured 93% of its defined benefit obligations and 97% of the plan assets at 30 September 2025. Nokia's pension and other post-employment plans in the United States have been remeasured using updated valuations from an external actuary, and the main pension plans outside of the United States have been remeasured based on updated asset valuations and changes in the discount rates during the reporting period. The impact of not remeasuring other pension and post-employment obligations is considered not material. At 30 September 2025, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives at 31 December 2024): US Pension 4.9% (5.3%), US OPEB 4.9% (5.3%), Germany 3.8% (3.4%) and UK 6.0% (5.6%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from 130%, or EUR 4 285 million, at 30 June 2025 to 131% or EUR 4 340 million, at 30 September 2025. During the quarter the global defined benefit plan asset portfolio was invested approximately 85% in fixed income and cash, 5% in equities and 10% in other asset classes, mainly private equity and real estate.

Changes in pension and post-employment net asset/(liability)

	30 September 2025			30 September 2024			31 December 2024		
EUR million	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**	**Pensions[1]**	**US OPEB**	**Total**
Net asset/(liability) recognized 1 January	**5 541**	**(692)**	**4 849**	**4 755**	**(796)**	**3 959**	**4 755**	**(796)**	**3 959**
Recognized in income statement	79	(26)	53	43	(27)	16	55	(37)	18
Recognized in other comprehensive income	(176)	(6)	(182)	196	79	275	257	156	413
Contributions and benefits paid	84	3	87	119	3	122	145	3	148
Exchange differences and other movements[2]	(628)	75	(553)	(45)	(3)	(48)	329	(18)	311
Net asset/(liability) recognized at the end of the period	**4 900**	**(646)**	**4 254**	**5 068**	**(744)**	**4 324**	**5 541**	**(692)**	**4 849**

(1) Includes pensions, retirement indemnities and other post-employment plans.
(2) Includes Section 420 transfers, medicare subsidies and other transfers, including acquisition related EUR 10 million increase in net pension liability during the first half of 2025.

Funded status

EUR million	**30 September 2025**	**30 June 2025**	**31 March 2025**	**31 December 2024**	**30 September 2024**
Defined benefit obligation	(14 179)	(14 239)	(15 208)	(15 789)	(16 065)
Fair value of plan assets	18 519	18 524	20 106	20 723	20 476
Funded status	**4 340**	**4 285**	**4 898**	**4 934**	**4 411**
Effect of asset ceiling	(86)	(85)	(84)	(85)	(87)
Net asset recognized at the end of the period	**4 254**	**4 200**	**4 814**	**4 849**	**4 324**

7. DEFERRED TAXES

Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. At 30 September 2025, Nokia has recognized deferred tax assets of EUR 3.6 billion (EUR 3.6 billion at 31 December 2024).

In addition, at 30 September 2025, Nokia has unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at 31 December 2024), the majority of which relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment.

23 October 2025 26

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities measured at fair value are categorized based on the availability of observable inputs used to measure their fair value. The three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values for exchange traded products, Level 2 being primarily based on publicly available market information and Level 3 requiring most management judgment. At the end of each reporting period, Nokia categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items for continuing operations carried at fair value in the following table are measured at fair value on a recurring basis. For more information about the valuation methods and principles, refer to Note 5.2. Financial assets and liabilities, and Note 5.3. Derivative and firm commitment assets and liabilities in the annual consolidated financial statements for 2024.

	Carrying amounts						Fair value
30 September 2025	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income[1]**		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	390	—	—	—	—	390	401
Venture funds and similar equity investments	—	—	—	875	—	875	875
Other non-current financial assets	111	—	87	—	38	236	236
Other current financial assets	199	—	—	—	16	215	215
Derivative assets	—	—	185	—	—	185	185
Trade receivables	—	—	—	—	3 990	3 990	3 990
Current interest-bearing financial investments	308	—	465	—	—	773	773
Cash and cash equivalents	4 185	—	707	—	—	4 892	4 892
Total financial assets	**5 193**	**—**	**1 444**	**875**	**4 044**	**11 556**	**11 567**
Long-term interest-bearing liabilities	2 343	—	—	—	—	2 343	2 403
Other long-term financial liabilities	28	—	—	30	—	58	58
Short-term interest-bearing liabilities	711	—	—	—	—	711	711
Other short-term financial liabilities	43	—	—	511	—	554	554
Derivative liabilities	—	—	299	—	—	299	299
Discounts without performance obligations	393	—	—	—	—	393	393
Trade payables	3 062	—	—	—	—	3 062	3 062
Total financial liabilities	**6 580**	**—**	**299**	**541**	**—**	**7 420**	**7 480**

	Carrying amounts						Fair value
31 December 2024	**Amortized cost**	**Fair value through profit or loss**			**Fair value through other comprehensive income[1]**		
EUR million		**Level 1**	**Level 2**	**Level 3**	**Level 2**	**Total**	**Total**
Non-current interest-bearing financial investments	457	—	—	—	—	457	466
Venture funds and similar equity investments	—	—	—	865	—	865	865
Other non-current financial assets	179	—	97	—	40	316	316
Other current financial assets	315	92	—	—	25	432	432
Derivative assets	—	—	197	—	—	197	197
Trade receivables	—	—	—	—	5 248	5 248	5 248
Current interest-bearing financial investments	486	—	1 175	—	—	1 661	1 661
Cash and cash equivalents	5 251	—	1 372	—	—	6 623	6 623
Total financial assets	**6 688**	**92**	**2 841**	**865**	**5 313**	**15 799**	**15 808**
Long-term interest-bearing liabilities	2 918	—	—	—	—	2 918	2 986
Other long-term financial liabilities	33	—	—	45	—	78	78
Short-term interest-bearing liabilities	969	—	—	—	—	969	969
Other short-term financial liabilities	883	—	—	488	—	1 371	1 371
Derivative liabilities	—	—	299	—	—	299	299
Discounts without performance obligations	380	—	—	—	—	380	380
Trade payables	3 213	—	—	—	—	3 213	3 213
Total financial liabilities	**8 396**	**—**	**299**	**533**	**—**	**9 228**	**9 296**

(1) No financial instruments measured at fair value through other comprehensive income are categorized in fair value hierarchy level 1 or level 3.

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities consist primarily of a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

23 October 2025 27

NOKIA

Changes in level 3 financial assets and liabilities measured at fair value:

EUR million	Financial Assets	Financial Liabilities
1 January 2025	**865**	**(533)**
Net losses in income statement	(74)	(14)
Additions	99	—
Deductions	(15)	5
Other movements	—	1
30 September 2025	**875**	**(541)**

The gains and losses from financial assets and liabilities categorized in level 3 are included in financial income and expenses. A net loss of EUR 94 million related to level 3 financial instruments held at 30 September 2025 was included in the profit and loss during 2025 (net gain of EUR 17 million related to level 3 financial instruments held at 31 December 2024 during 2024).

9. INTEREST-BEARING LIABILITIES

					Carrying amount (EUR million)		
Issuer/borrower	Instrument	Currency	Nominal (million)	Final maturity	30 September 2025	30 September 2024	31 December 2024
Nokia Corporation	EIB R&D Loan	EUR	500	2/2025	—	500	500
Nokia Corporation	NIB R&D Loan	EUR	83	5/2025	—	83	83
Nokia Corporation	2.375% Senior Notes	EUR	292	5/2025	—	291	292
Nokia Corporation	2.00% Senior Notes	EUR	630	3/2026	629	621	624
Nokia Corporation	4.375% Senior Notes	USD	500	6/2027	417	434	458
Nokia of America Corporation	6.50% Senior Notes	USD	74	1/2028	63	66	71
Nokia Corporation	3.125% Senior Notes	EUR	500	5/2028	491	487	487
Nokia of America Corporation	6.45% Senior Notes	USD	206	3/2029	176	185	199
Nokia Corporation	4.375% Sustainability-linked Senior Notes[(1)]	EUR	500	8/2031	508	515	513
Nokia Corporation	NIB R&D Loan[(2)]	EUR	250	10/2032	250	—	100
Nokia Corporation	6.625% Senior Notes	USD	500	5/2039	426	462	455
Nokia Corporation and various subsidiaries	Other liabilities				94	94	105
Total					**3 054**	**3 738**	**3 887**

(1) The bond has a one-time redemption premium at maturity of EUR 4 million in case Nokia does not meet its commitment to reduce its greenhouse gas (GHG) emissions (in tCO2 e) across its value chain (Scope 1, 2, and 3) by 50% between 2019 and 2030. This target is one of Nokia's key sustainability targets and has been selected to be the Sustainability Performance Target in Nokia's Sustainable Finance Framework that enables the issuance of sustainability-linked financing instruments.
(2) The loan from the Nordic Investment Bank (NIB) is repayable in two installments in 2031 and 2032.

Nokia has a committed Revolving Credit Facility with a nominal value of EUR 1 500 million maturing in June 2030, and this facility has two one-year extension options. Nokia also has a committed Revolving Credit Facility with a nominal value of EUR 500 million maturing in March 2027, and this facility has a one-year extension option.

For information about Nokia's uncommitted funding programs, refer to Note 5.4. Financial risk management in the annual consolidated financial statements for 2024. All borrowings and credit facilities are senior unsecured and have no financial covenants.

23 October 2025 28

10. PROVISIONS

EUR million	Restructuring	Litigation and Environmental	Warranty	Material liability	Other[(1)]	Total
At 1 January 2025	**219**	**242**	**230**	**145**	**392**	**1 228**
Business combinations	1	—	29	1	12	43
Charged to income statement						
Additions[(2)]	*149*	*54*	*242*	*86*	*53*	*584*
Reversals	*(6)*	*(16)*	*(33)*	*(101)*	*(38)*	*(194)*
Total charged/(credited) to income statement	143	38	209	(15)	15	390
Utilized during period[(3)]	(179)	(56)	(90)	(30)	(19)	(374)
Translation differences and other	(1)	(20)	(3)	(11)	(49)	(84)
At 30 September 2025	**183**	**204**	**375**	**90**	**351**	**1 203**
Non-current	**90**	**149**	**146**	**—**	**229**	**612**
Current	**93**	**55**	**229**	**90**	**122**	**589**

(1) Other provisions include provisions for various obligations such as project losses, indirect tax provisions, divestment-related provisions, certain other employee-related provisions than restructuring provisions and asset retirement obligations.
(2) Additions to warranty provision are primarily due to a contract settlement related to a customer specific project that started in 2019.
(3) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 54 million remained in accrued expenses at 30 September 2025.

11. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

EUR million	30 September 2025	30 September 2024	31 December 2024
Contingent liabilities on behalf of group companies			
Guarantees issued by financial institutions			
Commercial guarantees	937	1 470	964
Non-commercial guarantees	506	484	498
Corporate guarantees			
Commercial guarantees	274	321	263
Non-commercial guarantees	41	32	33
Financing commitments			
Customer finance commitments	17	12	11
Investment commitments	231	341	306

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

Litigations and proceedings

Significant changes to information about litigation and proceedings presented in Nokia's annual consolidated financial statements for 2024:

Amazon

In 2023, Nokia commenced patent infringement proceedings against Amazon in several countries in relation to patents covering video-related technologies implemented in Amazon's services and devices. In March 2025, Nokia announced it had signed a patent agreement with Amazon. The agreement resolves all pending patent litigation between the parties.

23 October 2025 29

Alternative performance measures Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This section provides summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements. In the first quarter of 2025 Nokia introduced a new performance measure – constant currency and portfolio net sales growth – to complement information it provides on changes in its net sales on a reported and constant currency basis. This new measure provides information on net sales growth on a constant currency and portfolio basis i.e. after adjusting reported net sales for the effects of changes in foreign exchange rates, as well as for the impact of certain acquisitions and divestitures. Performance measure Definition Purpose Comparable measures Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges, transaction and related costs, including integration costs, and certain other items affecting comparability. We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia’s business operating results. Comparable operating profit is used also in determining management remuneration. Constant currency net sales growth / Net sales growth adjusted for currency fluctuations When net sales growth is reported on a constant currency basis / adjusted for currency fluctuations, the exchange rates used to translate amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales growth / net sales growth adjusted for currency fluctuations exclude the effects of changes in exchange rates during the current period compared to euro. We provide additional information on net sales growth on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance. Constant currency and portfolio net sales growth When net sales growth is reported on a constant currency and portfolio basis, net sales in local currencies are translated to euro using the average exchange rates for the comparative financial period. Additionally, certain specific acquisitions or disposals are treated as if they had occurred at the beginning of the comparative financial period. As a result, constant currency and portfolio net sales growth excludes the effects of changes in exchange rates during the current period and is adjusted for the impact of portfolio changes by including net sales from certain specific acquisitions and excluding net sales from certain specific divestitures from the beginning of the comparative period. We provide additional information on net sales growth on a constant currency and portfolio basis in order to better reflect the underlying business performance when reported net sales have changed not only due to changes in foreign exchange rates but also as a result of acquisitions or disposals. Total cash and interest-bearing financial investments ("Total cash") Total cash and interest-bearing financial investments consist of cash and cash equivalents and current interest-bearing financial investments and non-current interest-bearing financial investments. Total cash and interest-bearing financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders. Net cash and interest-bearing financial investments ("Net cash") Net cash and interest-bearing financial investments equals total cash and interest-bearing financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Net cash and interest-bearing financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities. Free cash flow Net cash flows from operating activities – purchases of property, plant and equipment and intangible assets (capital expenditure). Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. Adjusted free cash flow Cash flows from operations – purchases of property, plant and equipment and intangible assets (capital expenditure). Adjusted free cash flow is an additional measure of cash generation, working capital efficiency and capital discipline used by management and investors to evaluate cash generation capacity of each of the business groups individually. Adjusted free cash flow is intended as a measure of business group performance and is calculated as the free cash flow but excluding interest received, interest paid, and income taxes paid, items that are related to the group structure and which cannot be allocated to the business groups in a meaningful way. This measure is not intended to be used to analyze the overall group performance. Capital expenditure Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). We use capital expenditure to describe investments in profit generating activities in the future. Recurring/One-time measures Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future. We use recurring/one-time measures to improve comparability between financial periods. Adjusted profit/(loss) Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows. We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows. Restructuring and associated charges, liabilities and cash outflows Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities. We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities. 23 October 2025 30

Comparable to reported reconciliation

Q3'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	4 833	(2 699)	(1 122)	(610)	33	435	38	(156)	324
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(1)	(25)	(89)	—	(115)	—	28	(87)
Restructuring and associated charges	—	3	(22)	(25)	—	(44)	—	9	(35)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(5)	(20)	—	—	—	(25)	—	6	(19)
Transaction and related costs, including integration costs	—	(1)	(4)	(6)	—	(10)	—	—	(10)
Impairment and write-off of assets, net of reversals	—	—	(1)	—	—	(2)	—	—	(1)
Divestment of businesses	—	—	—	—	(1)	(1)	3	4	7
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	—	(57)	—	(57)
Deferred tax benefit due to tax rate changes	—	—	—	—	—	—	—	(41)	(41)
Items affecting comparability	(5)	(19)	(52)	(119)	(1)	(196)	(53)	6	(244)
Reported	4 828	(2 718)	(1 174)	(729)	32	239	(15)	(150)	80

Q3'24 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	4 326	(2 352)	(1 029)	(587)	127	485	(7)	(122)	358
Amortization of acquired intangible assets	—	—	(5)	(74)	—	(79)	—	19	(60)
Restructuring and associated charges	—	(3)	(45)	(21)	(1)	(70)	—	14	(56)
Impairment and write-off of assets, net of reversals	—	(15)	(37)	(6)	—	(58)	—	14	(43)
Transaction and related costs	—	—	(1)	—	—	(1)	—	—	(1)
Fair value changes of current equity investments	—	—	—	—	—	—	(49)	—	(49)
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	—	(4)	—	(4)
Items affecting comparability	—	(17)	(87)	(101)	(1)	(208)	(54)	48	(213)
Reported	4 326	(2 369)	(1 116)	(688)	126	278	(60)	(74)	145

Q1-Q3'25 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	13 774	(7 748)	(3 363)	(1 800)	103	966	44	(312)	713
Amortization and depreciation of acquired intangible assets and property, plant and equipment	—	(3)	(57)	(270)	—	(330)	—	79	(251)
Restructuring and associated charges	—	(33)	(51)	(93)	(1)	(178)	—	35	(143)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(10)	(73)	—	—	—	(83)	—	20	(63)
Transaction and related costs, including integration costs	—	(1)	(7)	(29)	13	(23)	—	—	(23)
Impairment and write-off of assets, net of reversals	—	(1)	(2)	(1)	—	(4)	—	1	(3)
Divestment of businesses	—	—	—	—	(3)	(3)	3	5	5
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	—	(65)	—	(65)
Change in fair value of Infinera convertible notes	—	—	—	—	—	—	(23)	—	(23)
Fair value changes of current equity investments	—	—	—	—	—	—	(3)	—	(3)
Deferred tax benefit due to tax rate changes	—	—	—	—	—	—	—	(41)	(41)
Items affecting comparability	(10)	(111)	(116)	(393)	9	(621)	(88)	99	(610)
Reported	13 764	(7 859)	(3 479)	(2 193)	112	345	(44)	(213)	103

23 October 2025 31

Q1-Q3'24 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other operating income and expenses	Operating profit	Financial income and expenses	Income tax expense	Profit from continuing operations
Comparable	**13 236**	**(7 017)**	**(3 169)**	**(1 773)**	**221**	**1 498**	**71**	**(375)**	**1 198**
Restructuring and associated charges	—	(92)	(137)	(90)	(4)	**(323)**	—	64	**(259)**
Amortization of acquired intangible assets	—	—	(15)	(220)	—	**(235)**	—	54	**(180)**
Divestment of associates	—	—	—	—	186	**186**	—	(3)	**184**
Impairment and write-off of assets, net of reversals	—	(23)	(54)	(6)	—	**(83)**	—	19	**(64)**
Divestment of businesses	—	—	—	—	67	**67**	17	(21)	**62**
Transaction and related costs	—	—	(1)	—	—	**(1)**	—	—	**(1)**
Fair value changes of current equity investments	—	—	—	—	—	**—**	(49)	—	**(49)**
Fair value changes of legacy IPR fund	—	—	—	—	—	**—**	(5)	1	**(4)**
Change in financial liability to acquire NSB non-controlling interest	—	—	—	—	—	**—**	(4)	—	**(4)**
Changes in the recognition of deferred tax assets	—	—	—	—	—	**—**	—	83	**83**
Items affecting comparability	—	(116)	(207)	(316)	248	**(389)**	(41)	197	**(233)**
Reported	**13 236**	**(7 133)**	**(3 376)**	**(2 088)**	**469**	**1 109**	**30**	**(178)**	**965**

Reconciliation of constant currency and portfolio net sales growth to reported net sales growth

Below tables show the reconciliation between constant currency and portfolio net sales growth and reported net sales growth. Portfolio changes include the acquisition of Infinera which was completed in Q1'25 and divestment of Device Management and Service Management Platform businesses which was closed in Q2'24.

Net sales growth by segment

	Q3'25 year-on-year change				Q1-Q3'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Nokia Group	9%	(5)%	8%	12%	2%	(3)%	5%	4%
Network Infrastructure	11%	(5)%	22%	28%	10%	(3)%	17%	24%
IP Networks	4%	(5)%	0%	(1)%	6%	(3)%	0%	3%
Optical Networks	19%	(6)%	101%	114%	13%	(3)%	73%	83%
Fixed Networks	8%	(5)%	0%	3%	10%	(3)%	0%	7%
Mobile Networks	4%	(5)%	0%	(1)%	(3)%	(3)%	0%	(6)%
Cloud and Network Services	13%	(5)%	0%	8%	12%	(3)%	(2)%	7%
Nokia Technologies	14%	(3)%	0%	11%	(22)%	(2)%	0%	(24)%
Group Common and Other	33%	0%	0%	33%	(62)%	0%	0%	(62)%

Group net sales growth by region

	Q3'25 year-on-year change				Q1-Q3'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Americas	10%	(6)%	15%	19%	6%	(4)%	12%	14%
Latin America	(10)%	(5)%	6%	(9)%	(13)%	(5)%	7%	(11)%
North America	13%	(7)%	19%	25%	9%	(4)%	13%	18%
APAC	15%	(7)%	3%	11%	8%	(4)%	2%	6%
Greater China	(11)%	(2)%	0%	(13)%	(15)%	(2)%	0%	(17)%
India	24%	(9)%	2%	17%	30%	(5)%	0%	25%
Rest of APAC	23%	(8)%	6%	21%	7%	(4)%	4%	7%
EMEA	4%	(2)%	4%	6%	(6)%	(1)%	3%	(4)%
Europe	4%	(2)%	5%	7%	(7)%	(1)%	4%	(4)%
Middle East & Africa	3%	(4)%	2%	1%	(1)%	(2)%	1%	(2)%

23 October 2025

32

Segment net sales growth by region

	Q3'25 year-on-year change				Q1-Q3'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Network Infrastructure								
Americas	12%	(6)%	35%	41%	11%	(4)%	28%	35%
APAC	25%	(7)%	11%	29%	28%	(4)%	8%	32%
EMEA	0%	(2)%	13%	11%	(1)%	(1)%	11%	9%
Mobile Networks								
Americas	0%	(6)%	0%	(6)%	(5)%	(3)%	0%	(8)%
APAC	11%	(7)%	0%	4%	(3)%	(4)%	0%	(7)%
EMEA	2%	(3)%	0%	(1)%	(1)%	(2)%	0%	(3)%
Cloud and Network Services								
Americas	21%	(7)%	0%	14%	15%	(4)%	(2)%	9%
APAC	9%	(7)%	0%	2%	10%	(4)%	(1)%	5%
EMEA	6%	(1)%	0%	5%	9%	(1)%	(1)%	7%

Net sales growth by customer type

	Q3'25 year-on-year change				Q1-Q3'25 year-on-year change			
	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change	Constant currency and portfolio change	Foreign exchange impact	Portfolio changes	YoY change
Communications service providers (CSP)	7%	(5)%	5%	7%	2%	(3)%	4%	3%
Enterprise	12%	(5)%	34%	41%	18%	(3)%	24%	39%
Licensees	14%	(3)%	0%	11%	(22)%	(2)%	0%	(24)%

23 October 2025 33

Net cash and interest-bearing financial investments

EUR million	30 September 2025	30 June 2025	31 March 2025	31 December 2024	30 September 2024
Non-current interest-bearing financial investments	390	418	440	457	441
Current interest-bearing financial investments	773	755	1 174	1 661	1 714
Cash and cash equivalents	4 892	4 797	5 543	6 623	7 043
Total cash and interest-bearing financial investments	6 055	5 970	7 157	8 741	9 198
Long-term interest-bearing liabilities[1]	2 343	2 342	2 287	2 918	2 785
Short-term interest-bearing liabilities[1]	711	749	1 882	969	953
Total interest-bearing liabilities	3 054	3 091	4 169	3 887	3 738
Net cash and interest-bearing financial investments	**3 001**	**2 879**	**2 988**	**4 854**	**5 460**

(1) Lease liabilities are not included in interest-bearing liabilities.

Free cash flow

EUR million	Q3'25	Q3'24	Q1-Q3'25	Q1-Q3'24
Net cash flows from operating activities	597	728	1 696	2 285
Purchase of property, plant and equipment and intangible assets	(168)	(107)	(458)	(314)
Free cash flow	**429**	**621**	**1 238**	**1 971**

Adjusted free cash flow

EUR million	Q3'25	Q3'24	Q1-Q3'25	Q1-Q3'24
Network Infrastructure - Continuing operations	150	311	480	215
Network Infrastructure - Discontinued operations[1]	—	(21)	—	(34)
Mobile Networks	71	396	491	1 774
Cloud and Network Services	81	59	267	63
Nokia Technologies	374	84	807	695
Group Common and Other[2]	(153)	(123)	(483)	(395)
Adjusted free cash flow	**523**	**706**	**1 562**	**2 318**

(1) 2024 comprises Submarine Networks business.
(2) 2025 consists mainly of cash flows from operations related to corporate-level and centrally managed activities. 2024 consists mainly of cash flows from operations related to corporate-level and centrally managed activities and to Radio Frequency Systems.

Reconciliation of the adjusted free cash flow to group free cash flow

EUR million	Q3'25	Q3'24	Q1-Q3'25	Q1-Q3'24
Cash flows from operations	691	813	2 020	2 632
Purchase of property, plant and equipment and intangible assets	(168)	(107)	(458)	(314)
Adjusted free cash flow	**523**	**706**	**1 562**	**2 318**
Interest received	24	56	138	168
Interest paid	(46)	(73)	(168)	(213)
Income taxes paid, net	(72)	(68)	(294)	(302)
Free cash flow	**429**	**621**	**1 238**	**1 971**

23 October 2025 34

Recast financial information

Change in the presentation of gains and losses from venture fund investments

In Q3 2025, Nokia completed a strategic review of its venture fund investment activities. As a result, Nokia no longer views broad-based venture fund investments as having a strategic role and has initiated a process to scale down these investments. Consequently, the presentation of the results of venture fund investments as operating activities is no longer considered relevant, and therefore beginning from Q3 2025, Nokia is presenting the gains and losses from venture fund investments, including the changes in fair value and the fund management fees, as financial income and expenses. For the segment reporting purposes, the results of venture fund investments had previously been included in the operating results of Group Common and Other.

The recast comparative financial information for each quarter Q1-Q3'24 and Q1-Q2'25 is presented below.

Consolidated income statement (condensed) - Reported

EUR million	Q1'25	Q2'25	Q3'25	Q1-Q3'25	Q1'24	Q2'24	Q3'24	Q1-Q3'24
Net sales	**4 390**	**4 546**	**4 828**	**13 764**	**4 444**	**4 466**	**4 326**	**13 236**
Cost of sales	(2 566)	(2 575)	(2 718)	(7 859)	(2 233)	(2 530)	(2 369)	(7 133)
Gross profit	**1 824**	**1 971**	**2 110**	**5 905**	**2 210**	**1 936**	**1 957**	**6 103**
Research and development expenses	(1 145)	(1 161)	(1 174)	(3 479)	(1 125)	(1 134)	(1 116)	(3 376)
Selling, general and administrative expenses	(723)	(740)	(729)	(2 193)	(688)	(712)	(688)	(2 088)
Other operating income and expenses	23	58	32	112	8	336	126	469
Operating profit/(loss)	**(21)**	**128**	**239**	**345**	**405**	**426**	**278**	**1 109**
Share of results of associates and joint ventures	1	8	5	15	1	3	2	5
Financial income and expenses	(16)	(13)	(15)	(44)	57	33	(60)	30
Profit/(loss) before tax	**(36)**	**123**	**229**	**316**	**463**	**461**	**219**	**1 143**
Income tax expense	(23)	(40)	(150)	(213)	(12)	(92)	(74)	(178)
Profit/(loss) from continuing operations	**(60)**	**83**	**80**	**103**	**451**	**370**	**145**	**965**
Profit/(loss) from discontinued operations	—	13	—	13	(13)	(512)	31	(494)
Profit/(loss) for the period	**(60)**	**96**	**80**	**116**	**438**	**(142)**	**175**	**471**

Consolidated income statement (condensed) - Comparable

EUR million	Q1'25	Q2'25	Q3'25	Q1-Q3'25	Q1'24	Q2'24	Q3'24	Q1-Q3'24
Net sales	**4 390**	**4 551**	**4 833**	**13 774**	**4 444**	**4 466**	**4 326**	**13 236**
Cost of sales	(2 533)	(2 517)	(2 699)	(7 748)	(2 198)	(2 468)	(2 352)	(7 017)
Gross profit	**1 857**	**2 035**	**2 134**	**6 026**	**2 246**	**1 998**	**1 975**	**6 219**
Research and development expenses	(1 115)	(1 126)	(1 122)	(3 363)	(1 076)	(1 064)	(1 029)	(3 169)
Selling, general and administrative expenses	(582)	(609)	(610)	(1 800)	(579)	(607)	(587)	(1 773)
Other operating income and expenses	23	48	33	103	9	85	127	221
Operating profit	**183**	**348**	**435**	**966**	**600**	**412**	**485**	**1 498**
Share of results of associates and joint ventures	1	8	5	15	1	3	2	5
Financial income and expenses	33	(27)	38	44	48	31	(7)	71
Profit before tax	**217**	**329**	**479**	**1 025**	**648**	**445**	**480**	**1 573**
Income tax expense	(64)	(92)	(156)	(312)	(136)	(117)	(122)	(375)
Profit from continuing operations	**153**	**236**	**324**	**713**	**512**	**328**	**358**	**1 198**
Profit for the period	**153**	**236**	**324**	**713**	**512**	**328**	**358**	**1 198**

23 October 2025 35

This financial report was approved by the Board of Directors on 23 October 2025. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 931 580 507 email: investor.relations@nokia.com • Nokia plans to publish its fourth quarter and full year 2025 results on 29 January 2026. 23 October 2025 36

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal